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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant:	☐
Filed by a Party other than the Registrant	☑
Check the appropriate box:
☑	Preliminary Proxy Statement
☐	Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to Rule 14a-12
Motient Corporation
(Name of Registrant as Specified in Its Charter)
Highland Capital Management, L.P.
Highland Capital Management Services, Inc.
Highland Crusader Offshore Partners, L.P.
Highland Crusader Fund GP, L.P.
Highland Crusader GP, LLC
Highland Equity Focus Fund, L.P.
Highland Equity Focus Fund GP, L.P.
Highland Equity Focus GP, LLC
Highland Legacy Limited
Highland Select Equity Fund, L.P.
Highland Select Equity Fund GP, L.P.
Highland Select Equity GP, LLC
PAMCO Cayman, Limited
Prospect Street High Income Portfolio, Inc.
Prospect Street Income Shares Inc.
Strand Advisors, Inc.
James D. Dondero
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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PRELIMINARY COPY; SUBJECT TO COMPLETION
DATED JUNE 16, 2006
HIGHLAND CAPITAL MANAGEMENT, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
                                        , 2006
Dear Fellow Stockholder:
     Highland Capital Management, L.P. (“Highland”) and certain of its affiliated entities are the beneficial owners of an aggregate of 9,024,326 shares of common stock of Motient Corporation (“Motient” or the “Company”), representing approximately 14.3% of the outstanding common stock of the Company on a fully diluted basis. The other parties participating in this solicitation are: Highland Capital Management Services, Inc.; Highland Crusader Offshore Partners, L.P.; Highland Crusader Fund GP, L.P.; Highland Crusader GP, LLC; Highland Equity Focus Fund, L.P.; Highland Equity Focus Fund GP, L.P.; Highland Equity Focus GP, LLC; Highland Legacy Limited; Highland Select Equity Fund, L.P.; Highland Select Equity Fund GP, L.P.; Highland Select Equity GP, LLC; PAMCO Cayman, Limited; Prospect Street High Income Portfolio, Inc.; Prospect Street Income Shares Inc.; Strand Advisors, Inc.; and James D. Dondero (collectively with Highland, the “Highland Parties,” “we” or “us”).
     The Highland Parties do not believe that the management of the Company is acting, or that the Company’s director nominees will act, in your best interest. As discussed in detail in the section of the attached Proxy Statement entitled “Reasons for the Solicitation,” such belief is based upon the Highland Parties’ opinion that Motient has an unacceptable history of:
•	related party transactions and conflicts of interest;

•	mismanagement, lack of vision, and questionable decisions;

•	financial reporting issues; and

•	disappointing financial results.
The Highland Parties are therefore seeking your support at the annual meeting of stockholders scheduled to be held at the Arboretum Club, 401 Half Day Road, Buffalo Grove, Illinois on July 12, 2006, at 10:00 a.m. (local time) for the following:
1.	To elect the Highland Parties’ director nominees, Eugene E. Sekulow, David R. Van Valkenburg, Charles Maynard, John J. Ray, III, Jeffrey E. Ginsberg and Niles K. Chura to fill the six directorships to constitute the Motient Board of Directors;
2.	To reject a proposal recommended by the Board of Directors of Motient and included in Motient’s proxy statement to ratify the appointment of Friedman LLP as Motient’s independent auditors for the fiscal year ending December 31, 2006;
3.	To reject a proposal recommended by the Board of Directors of Motient and included in Motient’s proxy statement to approve the proposed 2006 Motient Corporation Equity Incentive Plan and the corresponding cancellation of Motient’s 2002 Stock Option Plan and Motient’s 2004 Restricted Stock Plan;
4.	To adopt a proposal of the Highland Parties to amend Motient’s Amended and Restated Bylaws to increase the number of directors on the Board of Directors of Motient to eight;
5.	To elect the Highland Parties’ director nominees, George A. Overstreet, Jr., and Steven S. Turoff to fill the vacancies created by the increased number of directorships;
6.	To repeal each provision of Motient’s Amended and Restated Bylaws and amendments thereto, if any, adopted after May 1, 2002 (the last date Motient’s Amended and Restated Bylaws were filed with the Securities and Exchange Commission); and
7.	To adopt a resolution providing the order for voting on the Highland Parties’ proposals at the 2006 annual meeting of stockholders.
     Motient recently announced that five of its existing directors, including the current Chairman, will not be standing for re-election at the upcoming annual meeting of stockholders. Motient also announced its six director candidates for election at the annual meeting, which candidates include only one incumbent director who was appointed prior to 2006. These announcements amount to a substantial change in the composition of the Motient Board of Directors. We believe that these announcements are at least partially in response to actions we have taken to publicize the degree to which we believe that Motient is being mismanaged and to effectuate change at the Motient Board of Directors level. However, based on the management issues described above and in the section of the attached Proxy Statement entitled “Reasons for the Solicitation,” we do not believe that the outgoing directors should be trusted to select a new slate of directors to govern Motient in the future.

It appears to us highly unlikely that the election of such a slate would put an end to what we believe is mismanagement of Motient, particularly since senior management will remain the same.
     Shortly after its announcements regarding directors, Motient announced that it had entered into definitive agreements with SkyTerra Communications, Inc. (“SkyTerra”) to consolidate the ownership and control of Mobile Satellite Ventures, LP (“MSV”) and its general partner under SkyTerra, and to increase Motient’s ownership of TerreStar Networks, Inc. (“TerreStar”). The proposed transaction was approved by the incumbent Motient Board of Directors at a time when half of such board had announced it was not standing for reelection and of the remaining half, four directors had been in office for approximately two months or less. For reasons set forth in the attached Proxy Statement, we believe this proposed consolidation transaction is not in the best interest of Motient stockholders. This proposed transaction will significantly impact the future of Motient for all stockholders — a future of which the outgoing directors who proposed this deal have signaled they want no part.
     The Highland Parties urge you to carefully consider the information contained in the attached Proxy Statement and then support their efforts by signing, dating and returning the enclosed GOLD proxy card today. The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about                     , 2006.
     If you have already voted for Motient’s director nominees, for Proposal Nos. 2-3 described in the Proxy Statement or against Proposal Nos. 5-8 described in the Proxy Statement, you have every right to change your votes by signing, dating and returning a later dated proxy.
     If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed on the following page.
Thank you for your support,
James D. Dondero
Highland Capital Management, L.P.

IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GOLD PROXY CARD,
OR NEED ADDITIONAL COPIES OF THE HIGHLAND PARTIES’ PROXY MATERIALS, PLEASE CALL
MACKENZIE PARTNERS, INC. AT THE PHONE NUMBERS LISTED BELOW.
MACKENZIE PARTNERS, INC.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
TOLL-FREE (800) 322-2885
Fax: (212) 929-0308
E-MAIL: proxy@mackenziepartners.com

PROXY STATEMENT
IMPORTANT
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
REASONS FOR THE SOLICITATION
PROPOSAL NO. 1
PROPOSAL NO. 2
PROPOSAL NO. 3
PROPOSAL NO. 4
PROPOSAL NO. 5
PROPOSAL NO. 6
PROPOSAL NO. 7
PROPOSAL NO. 8
BACKGROUND TO THE SOLICITATION AND LEGAL PROCEEDINGS
INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION
VOTING AND PROXY PROCEDURES
SOLICITATION OF PROXIES
OTHER MATTERS AND ADDITIONAL INFORMATION
SCHEDULE I
SCHEDULE II
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
IMPORTANT

ANNUAL MEETING OF STOCKHOLDERS
OF
MOTIENT CORPORATION
PROXY STATEMENT
OF
HIGHLAND CAPITAL MANAGEMENT, L.P.
PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY
     Highland Capital Management, L.P. (“Highland”) and certain of its affiliated entities are the beneficial owners of an aggregate of 9,024,326 shares of common stock of Motient Corporation (“Motient” or the “Company”), representing approximately 14.3% of the outstanding common stock of the Company on a fully diluted basis. The other parties participating in this solicitation are: Highland Capital Management Services, Inc. (“HCMS”); Highland Crusader Offshore Partners, L.P. (“Crusader”); Highland Crusader Fund GP, L.P. (“Crusader Fund GP”); Highland Crusader GP, LLC (“Crusader GP”); Highland Equity Focus Fund, L.P. (“HEFF”); Highland Equity Focus Fund GP, L.P. (“HEFF Fund GP”); Highland Equity Focus GP, LLC (“HEFF GP”) Highland Legacy Limited (“Legacy”); Highland Select Equity Fund, L.P. (“HSEF”); Highland Select Equity Fund GP, L.P. (“HSEF Fund GP”); Highland Select Equity GP, LLC (“HSEF GP”); PAMCO Cayman, Limited (“PAMCO”); Prospect Street High Income Portfolio, Inc. (“PHY”); Prospect Street Income Shares Inc. (“CNN”); Strand Advisors, Inc. (“Strand”); and James D. Dondero (collectively with Highland, the “Highland Parties,” “we” or “us,” and each, a “Highland Party”).
     The Highland Parties are writing to you in connection with the election of eight nominees to the board of directors of Motient (the “Motient Board”) at the annual meeting of stockholders scheduled to be held at the Arboretum Club, 401 Half Day Road, Buffalo Grove, Illinois on July 12, 2006 at 10:00 a.m. (local time), including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”). This proxy statement (the “Proxy Statement”) and the enclosed GOLD proxy card are first being furnished to stockholders on or about                     , 2006.
     This Proxy Statement and the enclosed GOLD proxy card are being furnished to stockholders of Motient by the Highland Parties in connection with the solicitation of proxies from Motient’s stockholders for the following:
1.	To elect the Highland Parties’ director nominees, Eugene E. Sekulow, David R. Van Valkenburg, Charles Maynard, John J. Ray, III, Jeffrey E. Ginsberg and Niles K. Chura to fill the six directorships to constitute the Motient Board effective as of the Annual Meeting;
2.	To reject a proposal recommended by the Motient Board and included in Motient’s proxy statement to ratify the appointment of Friedman LLP as Motient’s independent auditors for the fiscal year ending December 31, 2006;
3.	To reject a proposal recommended by the Board of Directors of Motient and included in Motient’s proxy statement to approve the proposed 2006 Motient Corporation Equity Incentive Plan and the corresponding cancellation of Motient’s 2002 Stock Option Plan and Motient’s 2004 Restricted Stock Plan;
4.	To adopt a proposal of the Highland Parties to amend Motient’s Amended and Restated Bylaws to increase the number of directors on the Motient Board to eight;
5.	To elect the Highland Parties’ director nominees, George A. Overstreet, Jr., and Steven S. Turoff (collectively with Messrs. Sekulow, Van Valkenburg, Maynard, Ray, Ginsberg, and Chura, the “Nominees”) to fill the vacancies created by the increased number of directorships;
6.	To repeal each provision of Motient’s Amended and Restated Bylaws and amendments thereto, if any, adopted after May 1, 2002 (the last date Motient’s Amended and Restated Bylaws were filed with the Securities and Exchange Commission); and

7.	To adopt a resolution providing the order for voting on the Highland Parties’ proposals at the Annual Meeting.
     Each of the Highland Parties is a member of a group (the “Group”) formed in connection with this proxy solicitation and is deemed a participant in this proxy solicitation.
     Motient has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as June 6, 2006 (the “Record Date”). The mailing address of the principal executive offices of Motient is 300 Knightsbridge Parkway, 4th Floor, Lincolnshire, Illinois 60069. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to Motient, as of the Record Date, there were 63,249,639 shares of common stock, $0.01 par value per share (the “Shares”), outstanding and entitled to vote at the Annual Meeting. As of the Record Date, the Highland Parties, along with all of the participants in this solicitation, were the beneficial owners of an aggregate of 9,024,326 Shares, which represents approximately 14.3% of the Shares outstanding on a fully diluted basis (based on Motient’s proxy statement), of which 5,236,516 shares were common stock eligible to vote at the Annual Meeting. The participants in this solicitation intend to vote such Shares for the election of the Nominees, against Proposal Nos. 2-3 described herein, abstain on Proposal No. 4 described herein and for Proposal Nos. 5-8 described herein.
     THIS SOLICITATION IS BEING MADE BY THE HIGHLAND PARTIES AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF MOTIENT. THE HIGHLAND PARTIES ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS, WHICH THE HIGHLAND PARTIES ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.
     THE NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTEREST OF MOTIENT’S STOCKHOLDERS. ACCORDINGLY, THE HIGHLAND PARTIES URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THEIR NOMINEES, AGAINST PROPOSAL NOS. 2-3 DESCRIBED IN THIS PROXY STATEMENT AND FOR PROPOSAL NOS. 5-8 DESCRIBED IN THIS PROXY STATEMENT.
     IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY MOTIENT MANAGEMENT TO MOTIENT, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE HIGHLAND PARTIES’ NOMINEES, AGAINST PROPOSAL NOS. 2-3 DESCRIBED HEREIN AND FOR PROPOSAL NOS. 5-8 DESCRIBED HEREIN BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO THE HIGHLAND PARTIES, C/O MACKENZIE PARTNERS, INC. WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF MOTIENT, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT
     YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. THE HIGHLAND PARTIES URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE FOR THE ELECTION OF THE HIGHLAND PARTIES’ NOMINEES, AGAINST THE ADOPTION OF PROPOSAL NOS. 2-3 DESCRIBED HEREIN AND FOR THE ADOPTION OF PROPOSAL NOS. 5-8 DESCRIBED HEREIN. EVEN IF YOU FAVOR ONE OR MORE OF PROPOSAL NOS. 2-3 OR YOU DO NOT FAVOR ONE OR MORE OF PROPOSAL NOS. 7 OR 8, YOU HAVE THE RIGHT TO VOTE FOR ANY OF PROPOSAL NOS. 2-3, OR AGAINST ANY OF PROPOSAL NOS. 7 OR 8, AS APPLICABLE, WHILE ALSO VOTING FOR THE ELECTION OF THE HIGHLAND PARTIES’ DIRECTOR NOMINEES. LIKEWISE, YOU HAVE THE RIGHT TO VOTE AGAINST PROPOSAL NO. 5 WHILE ALSO VOTING FOR SIX OF HIGHLAND’S EIGHT DIRECTOR NOMINEES.
•	If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the Highland Parties, c/o MacKenzie Partners, Inc., in the enclosed envelope today.

•	If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card. The Highland Parties urge you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to the Highland Parties, c/o MacKenzie Partners, Inc., who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this Proxy Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed. In addition, if your shares are held in a bank or brokerage account, you may be able to vote by telephone or Internet. To determine if you are able to vote by telephone or Internet, please call MacKenzie Partners, Inc. at (212) 929-5500 (Call Collect) or toll-free (800) 322-2885. If you have any questions regarding your proxy, or need assistance in voting your Shares, please call:
MACKENZIE PARTNERS, INC.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
TOLL-FREE (800) 322-2885
Fax: (212) 929-0308
E-MAIL: proxy@mackenziepartners.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This Proxy Statement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our various underlying assumptions and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Although we believe these assumptions are reasonable, we cannot assure you that they will prove correct. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Further, we undertake no obligation to update forward-looking statements after the date they are made or to conform the statements to actual results or changes in our expectations.
     The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements, including, but not limited to: global economic and political conditions; conditions and trends in the industry; the Nominees’ ability to influence the Motient Board and the management of Motient; volatility in the financial markets; pending, threatened or future legal proceedings; and events which may be subject to circumstances beyond our control.
     The forward-looking statements should be read in conjunction with Motient’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its subsequent Quarterly Reports on Form 10-Q. These reports on Form 10-K and Form 10-Q are on file with the Securities and Exchange Commission (“SEC”).
REASONS FOR THE SOLICITATION
     The Highland Parties decided to seek the election of the Highland Parties’ director nominees after concluding that, in their opinion, the Motient director nominees cannot be relied upon to guide and oversee Motient’s management in the future. In particular, the Highland Parties based this conclusion on the Highland Parties’ opinion that Motient has an unacceptable history of:

•	related party transactions and conflicts of interest;

•	mismanagement, lack of vision and questionable decisions;

•	financial reporting issues; and

•	disappointing financial results.

As discussed below in “Recent Actions of the Motient Board are Too Little, Too Late,” the Highland Parties believe that Motient’s recent actions relating to the appointment of four new directors and the announcement that five incumbent directors will not stand for reelection are highly unlikely to end what we believe is the mismanagement of Motient that continues to affect Motient and its stockholders. Moreover, as discussed below in “Motient’s History of What We Believe to Be Mismanagement, Lack of Vision and Questionable Decisions,” in our opinion Motient’s recently announced consolidation transaction involving SkyTerra Communications, Inc. (“SkyTerra”) is further evidence supporting our view that the Motient Board and management cannot be trusted to act in the best interest of Motient’s stockholders.
WE HAVE NOMINATED AN INDEPENDENT, EXPERIENCED AND RESPONSIBLE SLATE OF DIRECTORS
     The Highland Parties are Motient’s largest beneficial owner of common stock, having first invested in Motient before it emerged from bankruptcy and having participated in every equity offering to date. We are long-term Motient investors who believe Motient has tremendous growth potential, but we are convinced, based on the past actions and conflicts of the Motient Board and management, that Motient will never realize its enormous potential unless the current Motient Board is completely removed. As such, we have nominated a slate of independent, principled and highly experienced directors who we believe will:
•	recruit a better management team with relevant expertise;

•	perform a strategic review of existing operations;

•	help management successfully navigate market and regulatory challenges;

•	thoroughly examine possible options/opportunities for value creation;

•	communicate effectively with Motient stockholders regarding transactions that are of material importance to their investment; and

•	implement a well-considered strategic business plan to achieve the highest and best use of Motient’s unique spectrum assets.
     We believe that our Nominees:
•	collectively have extensive experience in the satellite, media and telecommunications industries, as well as expertise in the areas of finance, asset valuation analysis and corporate governance;

•	collectively possess a thorough understanding of the complex market and regulatory environment in which Motient operates; and

•	if elected, are dedicated to identifying and overseeing the execution of a value maximizing strategic plan for Motient’s assets.
We strongly believe that our full slate of Nominees is more suitable for Motient than Motient’s slate of director nominees and we encourage our fellow stockholders to vote for our Nominees. As discussed in greater detail in “Proposal No. 1” and “Proposal No. 6,” our Nominees are:
•	Eugene E. Sekulow, who is a former President of NYNEX International (now Verizon Communications) and an Executive Vice President of RCA Corporation, and who has more than forty years of telecommunication experience. Mr. Sekulow is an independent consultant to major U.S., European and Asian telecommunications carriers, equipment providers and investors.

•	David R. Van Valkenburg, who is Chairman of Balfour Associates and Chairman and President of Zero Point Corporation. He also is a former CEO of Telewest Communications plc and a former Executive Vice President of MediaOne. Mr. Van Valkenburg has more than 30 years of senior telecommunications and media experience managing cable telecommunications companies around the world. Mr. Van Valkenburg was appointed the Independent Advisor in the Adelphia Communications bankruptcy case from 2002 through 2003.

•	Charles Maynard, who is the Chief Executive and Managing Member of LightPort Digital USA LLC, and has more than 30 years of top-level management and telecommunications experience, which includes both wireless and satellite companies.

•	George A. Overstreet, Jr., who is Associate Dean for Research & Center Development and Director for the Center for Growth Enterprises at the University of Virginia’s McIntire School of Commerce, and is a Professor of Commerce and an expert in valuation analysis.

•	Steven S. Turoff, who is the Chairman and Founder of The Renaissance Consulting Group, Inc., has been a Certified Public Accountant for approximately 35 years and has significant turnaround management, corporate governance and regulatory experience.

•	John J. Ray, III, who is the Managing Director at Avidity Partners, LLC and the current Chairman of the Board and President of post-confirmation Enron Corporation, has extensive top level management and reorganization experience, and is a former practicing attorney.

•	Jeffrey E. Ginsberg, who is the Executive Chairman of InfoHighway Communications, has extensive senior level wireless and wireline operating experience, and has significant expertise directing company strategy, organizing capital raising, supervising mergers and acquisitions, and developing strategic operating relationships.

•	Niles K. Chura, who, as a Portfolio Manager at Highland, manages more than $1.5 billion of investments. Mr. Chura has extensive experience in finance/valuation, investing in telecommunications companies, negotiating and closing senior debt transactions, and advising on the restructuring of competitive telecommunications carriers.
MOTIENT’S HISTORY OF RELATED PARTY TRANSACTIONS AND CONFLICTS OF INTEREST
     In recent public filings, Motient makes reference to numerous related party transactions between Motient and its directors and officers and between Motient and entities in which the Motient directors and officers have interests. In its Form 10-K for fiscal 2005, Motient revealed that it incurred expenses of $13.0 million to related parties for service related obligations, compared to only $13.8 million in total revenue for Motient for fiscal 2005. In particular, we believe that the following relationships involving Capital & Technology Advisors, Inc. (“CTA”), Tejas Incorporated and certain of its subsidiaries and other affiliates (collectively “Tejas”) and Mobile Satellite Ventures, LP (“MSV”) may have impaired the Motient Board’s and Motient management’s abilities to exercise independent judgment and to act in the best interest of Motient stockholders.
Relationships Involving CTA and Tejas
     According to Motient’s Form 10-K for fiscal 2003, Motient first entered into an agreement with CTA in May 2002 to provide consulting services to Motient. CTA has been engaged by Motient for a variety of services since that date and is still providing “ongoing operational consulting” related to Motient’s “core communications business.” Despite the continued decline of Motient’s core business, Motient has indicated in its public filings that it is currently paying CTA a monthly fee of $100,000, which is $40,000 (or 67%) more per month than what Motient was paying CTA as a monthly fee in November 2005. According to Motient’s Form 10-K for fiscal 2005, Motient paid CTA $9.4 million in cash and stock in fiscal 2005. The following persons associated with Motient have been (or are) affiliated with CTA according to Motient’s public filings:
•	Jared Abbruzzese, the founder and a senior executive of CTA, was a Motient director until June 20, 2003. Mr. Abbruzzese is currently a director of Tejas Incorporated (the parent company of CTA which acquired CTA in July 2005) and both the general partner of MSV, a company in which Motient has an approximately 49% ownership interest, and TerreStar Networks, Inc. (“TerreStar”), a majority-owned subsidiary of Motient. As discussed below, Mr. Abbruzzese is the largest stockholder of Tejas.

•	Gerald Kittner, an outgoing Motient director and director of the general partner of MSV, is a CTA advisor and consultant.

•	Christopher W. Downie, Motient’s most senior corporate officer, Executive Vice President, Chief Operating Officer and Treasurer, and a director of TerreStar, was formerly affiliated with CTA as an independent consultant.

•	Peter Aquino, a Motient director from June 2003 to February 2005, was formerly a senior managing director of CTA and is the owner of PDA Group, LLC, which was assigned warrants to purchase 56,250 shares of Motient’s common stock at $5.50 per share by Tejas on April 7, 2004. Mr. Aquino also served as a director of iBasis, Inc. (“iBasis”), until (according to iBasis public filings) he was replaced by Robert Brumley, TerreStar’s President and Chief Executive Officer and one of Motient’s director nominees, in September 2005. According to iBasis’ public filings, during 2004 and 2005, iBasis paid fees totaling $150,000 and $77,500, respectively, to CTA for consulting services provided to an informal committee of iBasis noteholders/shareholders. While Mr. Aquino was a director in September 2004, iBasis paid Tejas 1.7 million in warrants as partial compensation for serving as placement agent on a $31.5 million equity private placement and paid approximately $945,000 in investment banking fees in connection with such transaction.
•	Barry Williamson, an outgoing Motient director, also served on the board of directors of Tejas Incorporated until he recently resigned in January 2006.

•	In 2005 alone, Gary Singer (the brother of outgoing Motient Chairman Steven Singer) indirectly, through the Singer Children’s Management Trust, a trust established for Gary Singer’s children, and Starrett Consulting, LLC, an entity controlled by Gary Singer, received fees of over $2.5 million from Motient which were “paid at the direction of CTA” for Gary Singer’s assistance to CTA with respect to certain Motient securities transactions. Gary Singer is a convicted felon, having been convicted of twenty-one counts, including mail and wire fraud, money laundering and racketeering, and he has been permanently barred by the SEC from serving as an officer or director of any public company.
Also, according to CTA’s Internet web site, Shawn O’Donnell, a director of the general partner of MSV since November 2004, has served as Chief Operating Officer of CTA since July 2005.
     In 2004 and 2005, Motient sold common and preferred shares of stock in private placements to private investors in a series of four “private investment in public equity,” or “PIPE,” transactions. Despite Tejas’ limited investment banking experience (as discussed below), it does not appear that Motient has disclosed that it ever went through a competitive bidding process with respect to its engagement of Tejas as placement agent in these transactions.
     In all, according to Motient’s public filings, Tejas earned cash fees totaling approximately $17.9 million for these transactions and was granted warrants to purchase Motient stock, estimated by Motient to be worth millions of dollars (discussed below). Mr. Abbruzzese was granted options to purchase 100,000 shares of Tejas Incorporated common stock in November 2004, one-third of which were immediately exercisable. According to Tejas’ public filings, Mr. Abbruzzese rescinded these Tejas options on December 5, 2005 with no further explanation. On May 9, 2005, less than one month after completion of the fourth PIPE transaction, CTA and Tejas signed a letter of intent whereby Tejas agreed to acquire CTA for approximately $65.0 million. This merger was subsequently consummated in July 2005. Based upon a review of the public filings of Motient and Mr. Abbruzzese, we believe that, as a principal equity owner in CTA, Mr. Abbruzzese received more than $30.0 million in Tejas common stock as a result of the merger. According to Tejas Incorporated’s public filings, Mr. Abbruzzese is currently, directly and indirectly, Tejas Incorporated’s largest stockholder. Mr. Abbruzzese has served on the Tejas Incorporated board since the merger and, according to Tejas Incorporated public filings, he still derives a portion of his income from fees generated by CTA.
     According to Motient’s public filings, Motient has paid Tejas the following placement fees and commissions, totaling approximately $17.9 million in cash, in connection with the following sales of securities by Motient:
•	a placement fee of $350,000 relating to a sale on April 7, 2004 of 4,215,910 shares of Motient common stock in a PIPE transaction;

•	a placement fee of $850,000 relating to a sale on July 1, 2004 of 3,500,000 shares of Motient common stock in a PIPE transaction;

•	a commission of $5.2 million relating to a sale on November 12, 2004 of 15,353,609 shares of Motient common stock in a PIPE transaction; and

•	a commission of $11.5 million relating to a sale on April 15, 2005 of 408,500 shares of non-voting Motient Series A Cumulative Convertible Preferred Stock (“Series A Preferred”).
     These cash fees do not include the following warrants to purchase Motient common stock that, according to Motient’s 2005 Form 10-K, Motient granted to Tejas and CTA in connection with these private placements:

•	warrants to purchase 600,000 and 400,000 shares, respectively, in connection with the April 7, 2004 transaction, having a fair value estimated by Motient at $6.2 million; and

•	warrants to purchase 510,000 and 340,000 shares, respectively, in connection with the July 1, 2004 transaction, having a fair value estimated by Motient at $11.6 million.

     Motient paid Tejas these substantial fees even though Tejas apparently had limited investment banking experience. As indicated in Tejas Incorporated’s Form 10-K for the year ended December 31, 2005, Tejas did not begin focusing on investment banking efforts until 2004, which is about the time that CTA began recommending Tejas to the Motient Board. According to its public filings, Tejas earned $72,799 in underwriting and investment banking income in 2003 and $18.3 million in underwriting and investment banking income in 2004.
     Based on publicly available information, it appears that the Motient PIPE transactions were part of a series of private placement transactions in which (i) Tejas Securities Group, Inc. initiated coverage of the issuer shortly before the private placement (in two of the three cases discussed below), (ii) CTA or affiliates of CTA were involved with the issuer as either advisors or investors; (iii) entities related to Gary Singer were investors; and (iv) Tejas and/or its employees were investors. Including the three Motient PIPE transactions in 2004, it appears that these private placements constituted five of the seven PIPE transactions in 2004 in which Tejas served as placement agent and the fees paid in such transactions represented the majority of the investment banking fees received by Tejas in 2004. This series of investment banking transactions by Tejas led up to the April 2005 $408.5 million Tejas-led preferred stock issuance by Motient, which was immediately prior to the May 2005 announcement of CTA’s acquisition by Tejas. In addition to the Motient PIPE transaction (as discussed above), the companies involved in this series of private placements include iBasis, First Avenue Networks, Inc. (“First Avenue”), and Particle Drilling Technologies, Inc. (“Particle Drilling”).
     According to publicly available information, with respect to the iBasis private placement, we note the following:
•	Tejas Securities Group, Inc. issued an initial research report on iBasis on July 30, 2004.

•	On September 24, 2004, iBasis completed a private placement of a total of 15,000,000 shares of its common stock.

•	In connection with the private placement, iBasis issued to Tejas Securities Group, Inc., as placement agent for the transaction, a warrant to purchase up to an aggregate of 1,732,500 shares of iBasis common stock at an exercise price of $2.10 per share.

•	The Singer Children’s Management Trust, a trust held for the benefit of the children of Gary Singer and the beneficial owner of 6.83% of the common stock of iBasis as of its most recent proxy statement, was one of the purchasers in this private placement transaction.

•	According to an iBasis registration statement, each of (i) John Gorman, the current Chairman of the Board of Tejas Incorporated, (ii) Niskayuna Development LLC, which is owned and controlled by Mr. Abbruzzese (as discussed above, a former Motient director, founder of CTA and current director of Tejas Incorporated), (iii) TJD, LLC, a limited liability company owned 90% by the Singer Children’s Management Trust and 10% by Karen Singer, the wife of Gary Singer, and (iv) CTA, were the beneficial owners of warrants to purchase iBasis common stock issued in connection with this private placement.

•	During 2004 and 2005, iBasis paid fees totaling $150,000 and $77,500, respectively, to CTA for consulting services provided to an informal committee of iBasis noteholders/shareholders.
     According to publicly available information, with respect to the First Avenue private placement, we note the following:
•	Tejas Securities Group, Inc. issued an initial research report on First Avenue on September 13, 2004.

•	On December 14, 2004, First Avenue completed a private placement of 12,870,000 shares of its common stock to certain investors at a per share price of $7.25.

•	In connection with this private placement, First Avenue issued to Tejas Securities Group, Inc., as placement agent, a warrant to purchase up to an aggregate of 2,574,000 shares of First Avenue common stock at an exercise price of $7.25 per share.

•	The Singer Children’s Management Trust was one of the purchasers in this private placement transaction.

•	According to a First Avenue registration statement, each of (i) John Gorman, (ii) Niskayuna Development LLC, (iii) TJD, LLC, (iv) Rita Barr, the wife of Wayne Barr, the President and Chief Executive Officer of CTA, and (v) Mr. O’Donnell (as discussed above, Chief Operating Officer of CTA and a director of the general partner of MSV), were the beneficial owners of warrants to purchase First Avenue common stock issued in connection with this private placement.
     According to public SEC filings, with respect to the Particle Drilling private placement, we note the following:
•	On February 9, 2005, Particle Drilling completed a private placement of 9,000,000 shares of its voting common stock to a group of institutional and other accredited investors at a per share price of $2.00.

•	In connection with the private placement, Particle Drilling issued to Tejas Securities Group, Inc., as placement agent, warrants to purchase 1,500,000 shares of common stock at an exercise price of $2.00 per share.

•	Karen Singer was one of the purchasers in this private placement transaction.

•	Niskayuna Development LLC was one of the purchasers in this private placement transaction.

•	Rita Barr was one of the purchasers in this private placement transaction.
Relationships Involving MSV
     According to Motient’s public filings, Motient is entitled to designate three directors of Mobile Satellite Ventures GP, Inc. (“MGP”), the general partner of MSV. Motient has designated Mr. Abbruzzese and other CTA representatives, Messrs. Kittner and O’Donnell, to serve as directors of MGP. According to Motient’s public filings, as directors, these individuals are entitled to participate in MSV’s Unit Incentive Plan. Messrs. Abbruzzese, O’Donnell and Kittner together hold options to purchase an aggregate of 212,500 MSV partnership units. Mr. Abbruzzese is a member of the committee of the MGP board that administers MGP’s Unit Incentive Plan under which directors may be granted options to purchase partnership units of MSV. The Compensation Committee of the MSV board of directors recently determined that the vesting of these options was accelerated as a result of the acquisition by Motient of MSV partnership units held by other limited partners in February 2005. According to its public filings, Motient’s improper accounting treatment of the acceleration of these options was a major cause of Motient’s restating its financial results for 2005. See “Reasons for the Solicitation —Motient’s History of Financial Reporting Issues.”
     We believe that the fact that Motient only has the right to designate three of the eleven directors of MGP notwithstanding Motient’s approximate 49% ownership interest of MSV further supports our opinion that Motient is being mismanaged. By way of comparison, SkyTerra, which according to a Motient press release currently holds a 16.2% stake in MSV through an 80% owned subsidiary, has designated three MGP directors.
MOTIENT’S HISTORY OF WHAT WE BELIEVE TO BE MISMANAGEMENT, LACK OF VISION AND QUESTIONABLE DECISIONS

     In addition to the issues discussed below in “Reasons for the Solicitation — Motient’s History of Financial Reporting Issues” and “Reasons for the Solicitation — Motient’s History of Disappointing Financial Results,” our belief that the Motient Board has a history of mismanagement, lack of vision and questionable decisions is supported by Motient’s:

•	history of what we believe to be regulatory issues and business mistakes;

•	support of certain strategic transactions we believe to be ill-advised, including:

➢	a recently announced consolidation transaction involving SkyTerra; and

➢	a failed roll-up transaction;

•	decision to provide compensation we believe is excessive to its outgoing directors and certain of its officers; and

•	decision not to hire a true titled chief executive officer or chief financial officer.

Regulatory Issues and What We Believe to Be Business Mistakes
     We believe that Motient has continually made significant mistakes regarding strategic decisions, regulatory issues and routine business transactions. These mistakes support our opinion that Motient management is unable to properly care for Motient’s business. In particular, in its Form 10-K for fiscal 2005, Motient:
•	reports that its 800 MHz licenses were impaired in part because Motient “experienced a significantly greater decline in [its] revenues and customer base in the second half of 2005 than anticipated,” which decreases:
➢	impaired the nationwide capacity of its frequencies that was previously maintained, as well as the future revenue and cash flows that either Motient or a third party could generate from the use of these frequencies; and

➢	resulted in Motient’s reduction of the nationwide value premium associated with these assets to zero from $18.4 million and Motient’s reduction of the individual frequency value by $24.5 million;
•	identifies its business objective of using its TerreStar subsidiary to design and develop a next-generation communications system involving a hybrid satellite/terrestrial wireless network in North America but Motient’s public filings do not appear to reflect that Motient’s management has the requisite experience to implement the stated objective; indeed, Motient acknowledges in its Form 10-K for fiscal 2005 that it has “limited experience in running a satellite communications business”;

•	reveals that its equity investments, in particular its ownership interest in MSV, may constitute investment securities under the Investment Company Act of 1940, and indicates that if Motient were to be deemed an investment company:
➢	Motient would become subject to the requirements of the Investment Company Act of 1940;

➢	Motient would be prohibited from engaging in business as it has in the past and might be subject to civil and criminal penalties for noncompliance; and

➢	certain of Motient’s contracts might be voidable, and a court-appointed receiver could take control of Motient and liquidate its business; and

•	acknowledges that it made a “mistake” in the Certificate of Designations for Motient’s Series A Preferred by issuing non-voting preferred stock despite the fact that its Restated Certificate of Incorporation contains a provision that prohibits Motient from issuing non-voting stock.
Recently Announced Consolidation Transaction Involving SkyTerra
     Motient recently announced its agreement to enter into a consolidation transaction we believe to be ill-advised. Specifically, on May 8, 2006, Motient announced that it had entered into definitive agreements with SkyTerra to consolidate the ownership and control of MSV and its general partner, MGP, under SkyTerra, and to increase Motient’s ownership of TerreStar. According to Motient’s limited public filings on the matter, in the proposed consolidation transaction:
•	Motient, through one of its subsidiaries, is to exchange all of its shares of common stock of MGP and approximately 15.7 million limited partnership interests of MSV for approximately 44.3 million shares of non-voting common stock of SkyTerra. Under the exchange agreement, Motient will initially exchange all of its shares of MGP and 57.5% of its MSV limited partnership units for 25.5 million SkyTerra shares. Motient has indicated that it intends to exchange the remainder of its MSV limited partnership units over the next several years. Following the exchanges, Motient intends to distribute the 25.5 million SkyTerra shares received in the initial closing to its common stockholders on a pro rata basis.

•	Motient is to exchange its indirect ownership of MSV for additional SkyTerra shares. Motient and certain other investors, through their ownership interests in certain “blocker corporations,” own common stock of MGP and limited partnership interests of MSV. Such blocker corporations have entered into agreements to exchange their shares of MGP and limited partnership interests of MSV with SkyTerra for approximately 10.0 million shares of SkyTerra common stock. Upon completion of this set of exchanges, Motient will receive approximately 3.6 million of these SkyTerra shares.

•	Motient will increase its ownership of TerreStar in exchange for shares of Motient common stock. Motient and certain funds affiliated with Columbia Capital and Spectrum Equity Investors (the “Funds”) have entered into a set of agreements under which the Funds are to exchange an aggregate of approximately 1.5 million shares of common stock of TerreStar for approximately 2.7 million shares of Motient common stock.
     According to Motient’s public filings, assuming the completion of each part of the consolidation transaction:
•	Motient stockholders will own approximately 57.2% of SkyTerra’s common stock;

•	SkyTerra will own approximately 69.5% of the limited partnership units of MSV; and

•	Motient will own approximately 74.2% of TerreStar’s common stock.
     Upon careful analysis of this complicated transaction as described in Motient’s and SkyTerra’s public filings, we believe that Motient’s stockholders should be concerned about the actions of the Motient Board and management for the following reasons:
•	According to a Motient press release relating to the consolidation transaction, Motient estimates that corporate tax liabilities related to the initial exchange will range from $50.0 to $80.0 million. In addition, the intended distribution of the SkyTerra shares to Motient’s stockholders will also be taxable to the stockholders.

•	Despite the fact that Motient and its stockholders will own 57% of SkyTerra common stock on a fully-diluted basis upon completion of the transaction, Motient only will have the right to appoint one SkyTerra board member out of a possible seven directors. In addition, the single individual selected by Motient must be acceptable to SkyTerra in its “sole and absolute discretion.” Motient also granted Skyterra the right to cause an exchange by Motient of its remaining MSV units for additional Skyterra common stock upon a change of control of SkyTerra.

•	It is common practice to receive a premium for exchange of control in an entity. Nevertheless, despite the fact that SkyTerra, currently a 16% indirect owner of MSV, will gain control of MSV under these exchanges, it does not appear that Motient has disclosed in its public filings that Motient stockholders will receive a control premium for what they are giving up.

•	The implied valuation for MSV in this proposed transaction of $1.86 billion according to the May 15, 2006 research report of Jefferies & Co. (the “May 2006 Jefferies Report”) (neither the author nor publication have consented to the use of the May 2006 Jefferies Report as proxy soliciting materials) is very different than that which we believe was used by Motient management with respect to the failed roll-up transaction Motient announced on September 22, 2005. Specifically, based on Motient’s Form 8-K dated September 22, 2005, the failed roll-up transaction contemplated the issuance by Motient of 77.0 million shares of common stock in exchange for 56.6% of the outstanding equity interest of MSV. Based on a closing price of $20.50 for Motient common stock on September 22, 2005, the implied value of MSV with respect to the roll-up transaction was $2.79 billion (or 77.0 million shares multiplied by a stock price of $20.50 and divided by the 56.6% MSV equity interest). Based on our calculations with respect to these implied valuations, it appears management has now signed a deal to sell Motient’s interest in MSV at a discount of approximately 33% to the price they were planning to buy SkyTerra’s interest in MSV in September 2005 (i.e., $1.86 billion is approximately 33% less than $2.79 billion).

•	The consolidation transaction exchanges consolidated direct ownership of MSV by Motient, a valuable asset, for no cash and indirect ownership of MSV through SkyTerra.

•	The 25.5 million SkyTerra shares received by Motient will be non-voting shares.

•	This transaction radically transforms Motient, but it appears to have been structured such that a stockholder vote is not required. Were Motient common stock listed with Nasdaq, it appears that, due to overlapping equity ownership with respect to Motient and SkyTerra, a stockholder vote would be required.

•	We believe that each of Mr. Downie, Myrna J. Newman, Motient’s Vice President, Controller and Chief Accounting Officer, and Robert Macklin, Motient’s Vice President, General Counsel and Secretary, will benefit significantly if this transaction closes, based on the vesting of restricted stock granted pursuant to their respective employment agreements. In the case of Mr. Downie, the vesting of his 125,000 shares of restricted stock appears to be worth over $2 million based on Motient’s closing stock price of $17.97 as of May 5, 2006, the last trading date before the transaction agreements were signed (i.e. 125,000 shares multiplied by $17.97).

     We believe that the support by the Motient Board and Motient management of this transaction provides a further basis for our opinion that such Motient Board and management lack vision and are again not acting in the best interest of Motient’s stockholders.
Prior Proposed Roll-Up Transaction
     The Motient Board previously supported an ill-conceived “roll-up” transaction that we believe would have substantially diluted the interests of Motient’s existing stockholders. Specifically, on September 22, 2005, Motient announced that it had entered into a nonbinding letter of intent to acquire the interests of MSV and TerreStar that it did not already own in exchange for newly issued shares of Motient common stock. In a letter from Mr. Dondero to the Motient Board, filed with the SEC on January 30, 2006, Mr. Dondero questioned the valuation of the proposed roll-up transaction. Subsequently, on February 2, 2006, Motient announced that the roll-up transaction was unlikely to occur as contemplated or announced and that it was considering other transactions involving MSV and TerreStar.
     We believe that the circumstances surrounding the alleged valuation involved in the prior proposed roll-up transaction were highly suspect. Motient’s Form S-1 relating to the proposed roll-up transaction does not appear to reflect that, in connection with such transaction, any valuation was performed, any financial advisor or investment bank was hired, or any fairness opinion was rendered with respect to MSV or TerreStar. With respect to TerreStar, while Motient does describe a valuation model in its public filings, such model appears to relate to Motient’s provision of certain pro forma financial data which gives effect to the May 11, 2005 purchase by Motient of 8,190,008 shares of TerreStar common stock. The fact that Motient was still referencing this May 2005 valuation in a November 2005 amendment to its Form S-1 indicates that the valuation data was at least six months old and therefore likely failed to incorporate:
•	any value for the anticipated grant to TerreStar of additional S-Band spectrum, as reported in the October 13, 2005 research report by Jefferies & Co. (the “October 2005 Jefferies Report”) (neither the author nor publication have consented to the use of the October 2005 Jefferies Report as proxy soliciting materials) (which grant did in fact subsequently occur in December 2005 (according to Motient’s public filings) when the Federal Communications Commission granted TerreStar an additional 12 MHz of S-Band spectrum); and

•	“comparable value” information based upon the trading price of convertible securities issued in July 2005 by ICO North America, Inc. (“ICO”) (according to ICO’s press releases), a company which, like TerreStar, owns S-Band spectrum.
     According to the Highland Parties’ financial projections based on Motient’s public filings, the Highland Parties estimate that the misvaluation of TerreStar by Motient in connection with the proposed roll-up transaction potentially could have diluted the existing Motient common stockholders’ interests in TerreStar by approximately 11.3%. Specifically, according to Motient’s third quarter 2005 Form 10-Q (filed shortly after the announcement of the proposed roll-up transaction), there were 62,527,423 shares of Motient common stock outstanding, along with outstanding warrants and options to acquire approximately 7,537,119 additional shares, for a total of 70,064,542 shares (our calculations do not include any Motient convertible preferred stock). According to a Motient Form 8-K, the terms of the roll-up transaction contemplated the issuance of 93,000,000 shares of Motient common stock. Thus, while TerreStar would become a wholly-owned subsidiary of Motient, the stockholders of Motient prior to the transaction would indirectly own only 43.0% of TerreStar after the transaction (i.e., 70,064,542 shares prior to the transaction divided by the sum of 70,064,542 shares and 93,000,000 shares), which represents an 11.3% reduction from Motient’s current 54.3% ownership of TerreStar, as disclosed in a recent Form 8-K filed by Motient.
     Based on our calculations, were the value of TerreStar’s 20 MHz of S-Band spectrum to increase to the target value of $0.50 per MHz POP published in the October 2005 Jefferies Report, the 11.3% dilution could have ultimately cost existing Motient stockholders over $300.0 million. Our dilution calculation involves:
•	computing a total target value of TerreStar S-Band spectrum equal to $3.25 billion, which result is obtained by multiplying 20 MHz by the product of 325.0 million POPS (an assumption contained in the October 2005 Jefferies Report) and $0.50 per MHz POP;

•	computing a total amount of increase in the value of such S-Band spectrum equal to $2.70 billion (assuming the value of such S-Band increases to $0.50 per MHz POP), which result is obtained by subtracting $547.3 million (the proposed roll-up transaction implied value, net of cash, with respect to TerreStar contained in the October 2005 Jefferies Report) from $3.25 billion; and

•	computing an amount of dilution equal to $305.1 million, which result is obtained by multiplying 11.3% by $2.70 billion.
     As is the case with respect to the recently proposed consolidation transaction with SkyTerra, we believe that the Motient Board’s and management’s support of this roll-up transaction provides a further basis for our opinion that the Motient Board is unable or unwilling to act in the best interest of Motient’s stockholders.
Compensation of Motient Directors and Certain Motient Officers
     As discussed below in “Proposal No. 3 — Approval of the 2006 Motient Corporation Equity Incentive Plan,” the Motient Board recently:
•	granted its current members, including five of its six nominees, 270,000 shares of restricted stock and options to purchase 90,000 shares of common stock, subject to stockholder approval; and

•	intends to grant options to purchase an additional 60,000 shares of common stock to the four most recently appointed directors if they are reelected at the Annual Meeting.
If the stockholders approve the 2006 Motient Corporation Equity Incentive Plan, the current members of the Motient Board, including the five directors not standing for reelection, will receive compensation in Motient restricted stock and options valued by Motient in its proxy statement in excess of $7.5 million.
     In addition to director compensation we believe is excessive and despite Motient’s disappointing financial results, numerous restatements and accounting troubles, and history of what we believe to be mismanagement, Motient recently disclosed in its public filings that it had entered into amended and restated employment agreements with each of Mr. Downie, Ms. Newman and Mr. Macklin, which agreements contain the following terms:
•	annual salaries of $240,000, $150,000 and $175,000, annual cash bonuses of up to 50%, 35% and 35% of base salary, and grants of 125,000, 15,000, and 15,000 shares of restricted common stock, respectively, with the restricted stock vesting upon a change of control or closing of certain strategic transactions (which vesting apparently will occur upon the closing of the proposed consolidation transaction with SkyTerra); and

•	severance payments upon termination by Motient without cause, or upon termination by the employee for good reason:
➢	of between one and two year’s salary, plus bonus and benefits in the case of Ms. Newman and Mr. Macklin; and

➢	equivalent to eighteen months of salary, plus bonus and benefits in the case of Mr. Downie.
     In particular, Mr. Downie is entitled to receive his entire severance package if he terminates the agreement on account of having to work for an average of more than three days per week outside of the New York City area in any calendar month. He has been granted this right by Motient despite the fact that:
•	he is currently the highest ranking officer of Motient; and

•	Motient’s headquarters are in Lincolnshire, Illinois, which is approximately 732 miles from New York City.
Failure to Hire a CEO or CFO
      While Motient does have individuals who serve as “principal executive officer” and “principal financial officer” for purposes of certifying as to financial statements in Motient’s SEC filings, based on Motient’s public filings, Motient does not appear to have had a true titled chief executive officer or chief financial officer in over two years. We believe that the Motient Board’s failure to appoint capable individuals to fill these roles is a substantial factor with respect to what we believe to be Motient’s lack of vision, mismanagement and accounting issues, and that such Motient Board issues may impair Motient’s ability to attract a capable chief executive officer or chief financial officer.
MOTIENT’S HISTORY OF FINANCIAL REPORTING ISSUES
     Motient has repeatedly identified certain deficiencies and material weaknesses in its internal controls over financial reporting in its public filings and has amended its public filings to reflected restated financial statements.
     In its most recently filed Form 10-Q, a quarterly report for the first quarter of 2006, Motient management concluded that, as of the end of the first quarter of this year, Motient’s disclosure controls and procedures were not effective.
     With respect to material weaknesses, Motient disclosed in its Form 10-K for fiscal 2005 that “there was one material weakness in our internal control over financial reporting. In light of this material weakness, management has concluded that, as of December 31, 2005, Motient Corporation and Subsidiaries did not maintain effective internal control over financial reporting.” Motient further stated that:
“Management has identified a lack of sufficient oversight and review involved in the quarterly and year-end financial reporting process. In addition, management identified a lack of resources to ensure complete application of generally accepted accounting principles as it relates to non routine transactions. Specifically in 2005, we consummated two merger and acquisition transactions related to two separate entities that we have a material investment in (MSV) or acquired a controlling interest in (TerreStar). This deficiency in the design and implementation of the Company’s internal control over financial reporting resulted in a misstatement to the financial statements for the quarterly reporting periods in 2005. The annual statements provided herein reflect the adjustments for these restatements.”
Motient also identified two additional material weaknesses in its internal control over financial reporting in its Form 10-K for fiscal 2004.

     With respect to restated financial statements and other accounting issues, Motient’s public filings reflect that Motient has:

•	restated its quarterly financial statements with respect to the first, second and third quarters of fiscal 2005;

•	filed amended Form 10-Q reports for the first, second and third quarters of fiscal 2004 and an amended Form 10-K for fiscal year 2003, in each case to amend certain disclosures in response to comments from the SEC; and

•	failed to timely file its Form 10-Q report for the first quarter of fiscal 2004 and repeatedly utilized a federal securities rule partially entitled “Notification of Inability to Timely File” in order to timely file the following reports during an extended time period:

➢	its Form 10-K reports for fiscal 2005 and 2004; and

➢	its Form 10-Q reports for the first quarter of fiscal 2006 and the second quarter of fiscal 2005.

     Motient’s troubles with financial reporting are not isolated incidents. We believe that the pattern of restatements and acknowledgements of internal control weaknesses supports our view that Motient’s mismanagement of financial reporting is a significant issue that Motient has been unable to remedy to date.
MOTIENT’S HISTORY OF DISAPPOINTING FINANCIAL RESULTS
     Motient also has a history of disappointing financial results. In its only operating business, Motient has reported declining revenues for the three past years. For the 2003, 2004 and 2005 fiscal years, Motient reported revenues of $54.5 million, $36.9 million and $13.8 million, respectively, a decline each year. For those same periods, Motient has reported net losses of $62.1 million, $72.3 million and $158.4 million, respectively, reflecting an increased loss each year. In its Form 10-K for fiscal 2005, Motient explains that its operational results were due to a general erosion of its customer base “as a result of those customers’ desire to utilize newer wireless technologies, such as GPRS or CDMA, which [Motient] cannot support on [its] DataTac network.” Motient’s filings also indicate an increase in operating expenses. For the 2005 fiscal year, Motient reported operating expenses of $140.0 million, up 67% from the $83.6 million reported for the 2004 fiscal year.
RECENT ACTIONS OF THE MOTIENT BOARD ARE TOO LITTLE, TOO LATE
     Motient recently announced the appointment of four new directors and the decision of five incumbent directors not to stand for reelection at the Annual Meeting. The Highland Parties view these actions as too little, too late. In particular, the Highland Parties note that:
•	Motient continues to maintain significant relationships with CTA, and Mr. Downie, a former CTA consultant, continues to serve as Motient’s highest ranking officer;

•	two of the six Motient director nominees, Mr. Brumley and Raymond Steele, have backgrounds which suggest close ties to Motient’s outgoing directors and/or current management; and

•	the incumbent directors are unlikely to act in your best interest in selecting a new slate of directors to manage Motient.
Continued Relationships with CTA
     As discussed above in “Motient’s History of Related Party Transactions and Conflicts of Interest — Relationships Involving CTA and Tejas,” Mr. Downie, Motient’s highest ranking officer, was formerly affiliated with CTA as a consultant. Moreover, Motient has indicated in its public filings that it has been paying CTA a monthly consulting fee of $100,000 since November 2005. Given that Motient does not have a chief executive officer or chief financial officer, the historical ties of CTA and its consultants and employees to Motient, and the magnitude of Motient’s monthly fee to CTA when compared to Motient’s revenue, we believe that Motient management appears to heavily rely on CTA. We believe that Motient’s relationship with CTA has impaired the Motient Board’s and Motient management’s abilities to exercise independent judgment and that Motient will continue to be mismanaged as long as CTA remains involved with Motient.

Backgrounds of Messrs. Brumley and Steele
     The backgrounds of Messrs. Brumley and Steele suggest close ties with Motient’s outgoing directors and/or current management. In particular, according to Motient’s public filings,
•	Mr. Brumley is currently President and Chief Executive Officer of Motient’s TerreStar subsidiary and, according to iBasis public filings:
➢	in September 2005, Mr. Brumley replaced Mr. Aquino, formerly a Motient director and senior managing director of CTA, as a director of iBasis, which utilized Tejas as a placement agent with respect to a PIPE transaction in September 2004; and

➢	during 2004 and 2005, iBasis paid fees totaling $150,000 and $77,500, respectively, to CTA for consulting services provided to an informal committee of iBasis noteholders/shareholders; and
•	Mr. Steele currently serves with Steven Singer on the boards of directors of:
➢	Globix Corporation, a public company that, like Motient, engages CTA as a paid consultant; and

➢	American Banknote Corporation.
In view of these relationships, it appears highly unlikely that Messrs. Brumley and Steele would help effect badly-needed changes to the Motient Board’s longstanding approach to managing Motient.
Unlikelihood of Incumbent Directors Acting in Your Best Interest in Selecting Director Nominees
     We believe that Motient’s recent actions are at least partially in response to questions the Highland Parties have raised and actions the Highland Parties have taken to effectuate change at the Motient Board level (which Highland Party actions are discussed below in “Background to the Solicitation and Legal Proceedings”). If not for the Highland Parties continuing to place a public light on Motient and the Motient Board, we have no reason to believe that certain outgoing Motient directors would not have continued their engagement in related party transactions. Thus, it seems unlikely that a slate of new directors selected by such outgoing directors (whose past performance we question) will put an end to what we believe is mismanagement of Motient that continues to affect Motient and its stockholders.

PROPOSAL NO. 1
ELECTION OF DIRECTORS
     The Motient Board is currently composed of ten directors whose one-year terms expire at the Annual Meeting. Motient has filed a proxy statement indicating that the Motient Board has resolved to decrease the number of directors constituting the Motient Board from ten to six, effective as of the Annual Meeting and that the Nominating Committee of the Motient Board has nominated six candidates for election at the Annual Meeting. The Highland Parties are seeking your support at the Annual Meeting to elect Messrs. Sekulow, Van Valkenburg, Maynard, Ray, Ginsberg, and Chura to fill these six directorships. As discussed in “Proposal No. 5” and “Proposal No. 6,” the Highland Parties are proposing to amend Motient’s Amended and Restated Bylaws to change the number of directors on the Motient Board to eight and to elect Messrs. Overstreet and Turoff to fill the vacancies created by the increased number of directorships.
REASONS WHY THE HIGHLAND PARTIES ARE CHALLENGING MOTIENT’S DIRECTOR NOMINEES
     As discussed in “Reasons for the Solicitation,” we do not believe that Motient’s director nominees can be relied upon to oversee Motient’s management in the future. Rather, we believe that the election of the Nominees represents the best means for Motient’s stockholders to maximize the value of their Shares. Highland, as one of the largest stockholders of Motient, has a vested financial interest in the maximization of the value of your Shares. We believe our interests are aligned with the interests of all stockholders. Additionally, the Highland Parties believe that the Nominees have extensive experience in private and public investment, corporate governance and business management as further discussed in their biographical extracts below and in “Proposal No. 6.” If elected to the Motient Board, the Nominees will endeavor to use their collective experience to oversee Motient with a goal of maximizing stockholder value. There can be no assurance that these goals will be achieved if the Nominees are elected.
     As discussed above in “Reasons for the Solicitation — Recent Actions of the Motient Board are Too Little, Too Late,” Motient’s recent appointment of four new directors and the announcement that five incumbent directors will not stand for reelection appear highly unlikely to put an end to what we believe is mismanagement of Motient that continues to effect Motient and its stockholders.
THE HIGHLAND PARTIES’ NOMINEES
     The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions and offices for the past five years of each of the Nominees nominated to fill the six directorships to constitute the Motient Board effective as of the Annual Meeting. This information has been furnished to the Highland Parties by such Nominees. Such Nominees are citizens of the United States of America.

Present Principal Occupation,
Name, Age and Business Address	Five Year Employment History and Directorships
EUGENE E. SEKULOW Age: 75 Business Address: 50 Main Street, Suite 1000 White Plains, New York 10606	Since January 1994, Mr. Sekulow has been an independent consultant to major U.S., European and Asian telecommunications carriers, equipment providers and investors. He has been Managing Director at NavaTel, LLC, a specialty firm offering market entry assistance to communications companies since April 2004, and was Adjunct Professor at Columbia University Graduate School of Business from 1998 to 2003. From March 2005 to April 2005, Mr. Sekulow was Senior Fellow and Board Member at Adventis Corp., a telecommunications strategy consulting firm. Formerly, Mr. Sekulow was a member of the Advisory Board of British Telecom from 2002 to 2006, director of ePhone Telecom, Inc., a VOIP service provider, from 2002 to 2004, and director of Pangea Ltd., a submarine cable company, from 1999 to 2001. Mr. Sekulow received a Ph. D. and M.A. from The Johns Hopkins University, as well as Certificates of Matriculation from the University of Oslo and the University of Stockholm.

DAVID R. VAN VALKENBURG Age: 64 Business Address: 5350 Preserve Drive Greenwood Village, Colorado 80121	Mr. Van Valkenburg has been Chairman of Balfour Associates, Inc., a firm providing counsel to chief executives, boards of directors, senior lenders, and private equity funds, since June 2000, and Chairman and President of Zero Point Corporation, a computer network engineering company, since December 2004. From 2002 through 2003, Mr. Van Valkenburg was the Independent Advisor in the Adelphia bankruptcy case. Prior to that, Mr. Van Valkenburg was an Executive Vice President at MediaOne from 1996 to 2000 and Chief Executive Officer and Chief Operating Officer of Telewest Communications plc from 1997 to 1999. Currently, Mr. Van Valkenburg serves as Chairman of the Compensation Committee of the Board of Directors of Harmonic Inc. (Nasdaq: HLIT) and Chairman of the Audit Committee of the Board of Directors of Moscow CableCom Corporation (Nasdaq: MOCC). He also serves as a director of The Cable Center, 360 Networks Inc., Looking Glass Networks, Inc., TVN Entertainment Corporation, and Contec Corporation. Mr. Van Valkenburg conducted doctoral study at the University of Pittsburgh and received an M.B.A. in Finance from Harvard University, an M.S. in Radiation Biophysics from University of Kansas, and a B.A. in Science Composite from Malone College.

CHARLES MAYNARD Age: 62 Business Address: 1033 Colina Drive Villa Hills, Kentucky 41017	Mr. Maynard has been Chief Executive and Managing Member of LightPort Digital USA LLC, a provider of integrated GSM/Wi-Fi, VoIP, fiber optics and satellite/cable services, since July 2001. From June 1998 to January 2001, Mr. Maynard was the Chief Operating Officer and divisional Chief Executive Officer of Able Telcom Holdings d/b/a Adesta, a communications holding company. Prior to that, from 1997 to 1998, Mr. Maynard was Chief Executive Officer of INSAT (a division of U.S. Digital, Inc.), which managed aspects of the Motorola/Kyocera wireless distribution channel, as well as Telesat products and services. From 1993 to 1996, Mr. Maynard was the Managing Director of U.S. Wireless Projects for TDF, a division of France Telecom. Mr. Maynard also served as the President of Cincinnati Bell Wireless from 1989 to 1993 and Executive Vice President of AT&T Technologies from 1984 to 1989.

Present Principal Occupation,
Name, Age and Business Address	Five Year Employment History and Directorships
JOHN J. RAY, III Age: 47 Business Address: 180 North Stetson, Suite 1310 Chicago, Illinois 60601	Mr. Ray has been Managing Director at Avidity Partners, LLC, a company that provides management, advisory and administrative services to distressed companies, since April 2002. Additionally, Mr. Ray has been serving as Chairman of the Board and President of post-confirmation Enron Corporation, since November 2004 and December 2005, respectively. From 1998 to April 2002, Mr. Ray was Chief Administrative Officer and General Counsel of Fruit of the Loom, Inc. Between 1989 and 1998, Mr. Ray served in various general counsel roles for Waste Management, Inc. and Affiliated Companies. Earlier in his career, from 1984 to 1989, Mr. Ray practiced law at Mayer, Brown & Platt. He received his J.D. from Drake University and B.A. from the University of Massachusetts at Amherst.

JEFFREY E. GINSBERG Age: 42 Business Address: 39 Broadway, 19th Floor New York, New York 10006	Since August 2005, Mr. Ginsberg has been Executive Chairman of InfoHighway Communications, a competitive local exchange carrier, or CLEC, that provides telecommunications services to business customers in the Northeast United States. From 1999 to August 2005, Mr. Ginsberg was Chairman, Chief Executive Officer and Co-founder of Eureka Networks, a building local exchange carrier, or BLEC, which merged with InfoHighway Communications in August 2005. Between 1994 and 1999, Mr. Ginsberg was Chairman and Co-founder of Apex Site Management, a real estate telecommunications site management firm. From 1991 to 1994, Mr. Ginsberg was co-founder and Director of Corporate Development of Horizon Cellular Group. From 1988 to 1991, Mr. Ginsberg was a Principal at First Eastern Merchant Banking Group, an investment banking/venture capital firm that he co-founded. Between 1986 and 1988, he was an Associate in the Investment Banking Department of Janney Montgomery Scott in Philadelphia. Mr. Ginsberg received a B.S. in Finance and Accounting from the Wharton School of the University of Pennsylvania in 1986.

NILES K. CHURA Age: 36 Business Address: 13455 Noel Rd., Ste. 800 Dallas, Texas 75230	Since June 2005, Mr. Chura has been a Portfolio Manager at Highland, an investment adviser specializing in credit and alternative investments and the largest beneficial owner of Motient Corporation common stock. From June 2003 to May 2005, Mr. Chura was a Portfolio Analyst at Highland. Mr. Chura is responsible for Highland’s investments in the telecommunications industry, totaling over $1.5 billion. Highland’s holdings in this industry consist of both par and distressed securities, and include equities, high yield bonds and leveraged loans. He has extensive experience investing in telecommunications companies, negotiating and closing senior debt transactions, and advising on the restructuring of competitive telecom carriers. Mr. Chura’s expertise includes determining enterprise valuations and debt capacity, and in understanding how the regulatory environment affects telecommunications companies. Prior to joining Highland, from July 2000 to March 2003, Mr. Chura was a member of the media and telecom portfolio management group at Bank of America, N.A., where he participated in a variety of financial situations, most notably Bell Canada Enterprises’ CDN$6.23 billion repurchase of Bell Canada. Earlier in his career, from June 1998 to June 2000, Mr. Chura worked in the finance and planning

Present Principal Occupation,
Name, Age and Business Address	Five Year Employment History and Directorships
group at American Airlines, Inc. His responsibilities there included conducting airline profitability analysis and financial planning. Mr. Chura was also a field artillery officer in the U.S. Army, serving overseas for three and a half years. Mr. Chura received his M.B.A. in Finance from Yale University and a B.A. in Economics and Government from The College of William & Mary.
     There can be no assurance that the actions our Nominees intend to take as described above will be implemented if they are elected or that the election of our Nominees will improve Motient’s business or otherwise enhance stockholder value. Your vote to elect the Nominees does not constitute a vote in favor of our value enhancing plans for Motient. Your vote to elect the Nominees will have the legal effect of electing our Nominees instead of Motient’s director nominees. There can be no assurance that stockholder value will be maximized as a result of this solicitation or the election of the Nominees.
     The above-listed Nominees will not receive any compensation from the Highland Parties for their services as directors of Motient. The Highland Parties have agreed to reimburse the above-listed Nominees for certain potential liabilities and all expenses, including legal expenses, reasonably incurred by them in connection with this proxy solicitation and any related proceedings. Other than as stated herein, there are no arrangements or understandings between the Highland Parties and any of the above-listed Nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the above-listed Nominees to be named in this Proxy Statement and to serve as a director of Motient if elected as such at the Annual Meeting. Except as set forth in this Proxy Statement regarding legal proceedings with respect to which certain Highland Parties which employ Mr. Chura are adverse to Motient, none of the above-listed Nominees is a party adverse to Motient or any of its subsidiaries or has a material interest adverse to Motient or any of its subsidiaries in any material pending legal proceedings.
     Each of the above-listed Nominees has previously consented to serve as a director. The Highland Parties expect that the above-listed Nominees will be able to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominee(s). In addition, the Highland Parties reserve the right to nominate substitute persons if Motient makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the above-listed Nominees. In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees. The Highland Parties reserve the right to nominate additional persons if Motient increases the size of the Motient Board above its existing size. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Highland Parties that any attempt to increase the size of the current Motient Board constitutes an unlawful manipulation of Motient’s corporate procedures.
     YOU ARE URGED TO VOTE FOR THE ELECTION OF THE ABOVE-LISTED NOMINEES ON THE ENCLOSED GOLD PROXY CARD.
PROPOSAL NO. 2
RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS
     According to Motient’s proxy statement, Motient is soliciting proxies for the ratification of the appointment of Friedman LLP as Motient’s independent auditors for the fiscal year ending December 31, 2006. Based on Motient’s history of financial reporting issues, we urge you to vote against the ratification of the appointment of Friedman LLP. As previously discussed, Motient has repeatedly identified certain deficiencies and material weaknesses in its internal control over financial reporting and has amended its public filings on numerous occasions to reflect restated financial statements (described more fully above in “Reasons for the Solicitation — Motient’s History of Financial Reporting Issues”). If you vote to elect our

Nominees to serve on the Motient Board, they will promptly evaluate the need for changes to Motient’s financial reporting and independent auditors and will make such changes as are in the best interest of the stockholders.
     YOU ARE URGED TO VOTE AGAINST THE RATIFICATION OF THE APPOINTMENT OF FRIEDMAN LLP AS INDEPENDENT AUDITORS FOR MOTIENT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006 ON THE ENCLOSED GOLD PROXY CARD.
     If you sign and return the GOLD proxy card and do not indicate any voting instruction on the proposed ratification, we will vote the GOLD proxy card AGAINST this proposal.
PROPOSAL NO. 3
APPROVAL OF THE 2006 MOTIENT CORPORATION EQUITY INCENTIVE PLAN
     The current Motient Board is seeking stockholder approval to adopt its proposed 2006 Motient Corporation Equity Incentive Plan (the “Proposed Plan”) and to cancel Motient’s 2002 Stock Option Plan and Motient’s 2004 Restricted Stock Plan. Motient’s proxy statement indicates that the Motient Board believes this Proposed Plan is necessary to assure that Motient has a sufficient reserve of common stock for use as equity incentive compensation and to modernize and consolidate Motient’s equity compensation plans. However, prior to the Proposed Plan being submitted for a stockholder vote, the Motient Board has already granted its current members 270,000 shares of restricted stock and options to purchase 90,000 shares of common stock at $17.05 per share under the Proposed Plan. The Motient Board also intends to grant options to purchase an additional 60,000 shares of common stock if the four most recently appointed directors are reelected at the Annual Meeting. If the stockholders approve this proposal, the current members of the Motient Board, including the five directors not standing for reelection, will receive compensation in Motient restricted stock and options valued by Motient in its proxy statement in excess of $7.5 million. The five Motient directors who are not even standing for reelection would collectively receive approximately $500,000 worth of Motient common stock on their way out the door. Additionally, these five individuals would receive stock options which were granted on the date when Motient common stock closed at its lowest price of the year to date at the time of grant and immediately prior to both these directors announcing that they were not standing for reelection and Motient announcing its proposed consolidation with SkyTerra. The value of these options in the future could range from zero to over one million dollars (if the market price of Motient’s common stock returns to its closing price of $30.00 per share on February 16, 2005) (i.e., $30.00 minus the exercise price of $17.05, multiplied by 90,000 options). Does it make sense to approve a proposal that pays the outgoing members of the Motient Board hundreds of thousands of dollars in restricted stock and options that allow these individuals to share, on a risk-free basis, in the upside potential of Motient? How do these actions reflect the stated purpose of the Proposed Plan to give these individuals “incentive to work toward the continued growth and success of the Company”?
     We believe this proposal, presented by Motient as a housekeeping matter, is nothing more than another example of the current members of the Motient Board acting in their own best interest and not in the best interest of all stockholders. If you vote to elect our Nominees to the Motient Board, they will promptly evaluate the need, if any, to update Motient’s equity compensation plans and will make such changes and proposals as are in the best interest of all stockholders.
     YOU ARE URGED TO VOTE AGAINST THE APPROVAL OF THE PROPOSED 2006 MOTIENT CORPORATION EQUITY INCENTIVE PLAN AND CANCELLATION OF MOTIENT’S 2002 STOCK OPTION PLAN AND MOTIENT’S 2004 RESTRICTED STOCK PLAN ON THE ENCLOSED GOLD PROXY CARD.
     If you sign and return the GOLD proxy card and do not indicate any voting instruction on the Proposed Plan, we will vote the GOLD proxy card AGAINST this proposal.
PROPOSAL NO. 4
AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION
TO ALLOW THE ISSUANCE OF NON-VOTING STOCK
     The Motient Board is seeking stockholder approval to amend Motient’s Restated Certificate of Incorporation to authorize the issuance of non-voting stock. The Highland Parties take no position on this proposal.

     If you sign and return the GOLD proxy card and do not indicate any voting instruction on the proposed amendment, we will vote the GOLD proxy card to ABSTAIN on this proposal.
PROPOSAL NO. 5
AMENDMENT TO BYLAWS TO CHANGE THE NUMBER OF DIRECTORS ON THE MOTIENT BOARD TO EIGHT
     The Highland Parties are bringing this proposal before the Annual Meeting pursuant to (i) Article 8 of Motient’s Restated Certificate of Incorporation, which provides, in relevant part, that Motient’s bylaws may be amended by Motient’s stockholders upon the affirmative vote of at least a majority of the quorum of the then-outstanding shares of Motient stock entitled to vote generally in the election of directors, voting together as a single class and (ii) Section 109 of the Delaware General Corporation Law, which provides the stockholders of a company with the authority to amend its bylaws.
     Motient’s Amended and Restated Bylaws allow for the Motient Board to fix the number of directors, and the Motient Board currently consists of ten members. However, according to Motient’s proxy statement, the Motient Board has resolved to decrease the number of directors constituting the Motient Board from ten to six, effective as of the Annual Meeting. The Highland Parties are seeking your support for a proposal by the Highland Parties which would change the number of directors to eight as of the Annual Meeting.
     We propose that Motient’s stockholders approve and adopt the following resolution:
     “RESOLVED, that the stockholders of Motient Corporation do hereby amend Section 3.2 of the Amended and Restated Bylaws of Motient Corporation by deleting such section in its entirety and replacing it as follows:
3.2 Number and Election
As of the 2006 annual meeting of stockholders of the Corporation, the number of directors which shall constitute the whole Board of Directors shall be eight (8) directors, which number shall be elected at such meeting. Thereafter, the number of directors may be changed from time to time by a resolution adopted by a majority of the directors then serving on the Board of Directors.
Directors shall be elected annually at the annual meeting of stockholders. Vacancies on the Board of Directors shall be filled in accordance with the Certificate of Incorporation.”
     The Highland Parties believe that, at this time, adding two directors to the six person board designated by Motient would significantly enhance the overall experience, diversity of background and specialized knowledge of the Motient Board and would be in the best interest of Motient’s stockholders.
     YOU ARE URGED TO VOTE FOR THE AMENDMENT TO MOTIENT’S AMENDED AND RESTATED BYLAWS TO CHANGE THE NUMBER OF DIRECTORS TO EIGHT ON THE ENCLOSED GOLD PROXY CARD.
     If you sign and return the GOLD proxy card and do not indicate any voting instruction on the proposed amendment, we will vote the GOLD proxy card FOR this proposal.

PROPOSAL NO. 6
ELECTION OF ADDITIONAL DIRECTORS
     If Proposal No. 5 is adopted, the Highland Parties nominate the following additional Nominees to the Motient Board to fill the two newly-created directorships. The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions and offices for the past five years of each of such Nominees. This information has been furnished to the Highland Parties by such Nominees. Such Nominees are citizens of the United States of America.

Present Principal Occupation,
Name, Age and Business Address	Five Year Employment History and Directorships
GEORGE A. OVERSTREET, JR. Age: 62 Business Address: McIntire School of Commerce University of Virginia Charlottesville, Virginia 22903	Professor Overstreet has served as Associate Dean for Research & Center Development since 1999 and Director for the Center for Growth Enterprises at the University of Virginia’s McIntire School of Commerce since 2001, where he is also a Professor of Commerce and has held the Walker Chair in Growth Enterprises since October 2001. Professor Overstreet’s research, case writing, and consulting has focused on valuation and operational research applications in financial management. He has served in a consulting and executive education capacity for numerous entities, organizations and public and private companies, including the U.S. Department of Justice, the American Bar Association, and the Association of Credit Union League Executives, Citicorp, Exxon, Chevron, Marathon Oil Corporation, and British Petroleum. Professor Overstreet’s research has been published in numerous academic journals, including European Journal of Operational Research; Journal of the Operational Research Society; IMA Journal of Mathematics in Business and Industry; Journal of Bank Research; Journal of Retail Banking; Journal of Commercial Bank Lending; Journal of Risk and Insurance; Journal of Insurance Regulation; and Journal of Real Estate Research. Professor Overstreet is also the author of Blurred Vision: Challenges in Credit Union Research and Modeling and is co-author of The Applicability of Credit Scoring in Credit Unions, Information Technology and Management Structure: A Case Study of First Technology Credit Union and Information Technology and Management Structure II: Insights for Credit Unions. Professor Overstreet is a Huebner Postdoctoral Fellow at the University of Pennsylvania, and has received a Ph.D. in Finance and M.A. in Finance and Insurance from the University of Alabama, an M.B.A. from the University of Texas at Austin, as well as a B.B.A. from the University of Texas at Austin.

STEVEN S. TUROFF Age: 60 Business Address: 2100 Ross Avenue, Suite 870 Dallas, Texas 75201	Mr. Turoff is the founder and has been Chairman, President and Chief Executive Officer of The Renaissance Consulting Group, Inc., a turnaround management company, since 1988. Through Renaissance, Mr. Turoff has been actively involved in numerous engagements and has served as President and Director of Lehndorff USA Companies & Affiliates since January 1997; Litigation Trustee of The ProMedCo Recovery Trust since May 2002; Independent member of the Board of Directors of Atlas Freighter Leasing III, Inc. since May 2004; and Plan Trustee of ATM Recovery Trust since November 2005. He was also Chapter 7 Trustee of Precept Business Services, Inc. and Affiliated Debtors from December 2001 to February 2006; Plan Trustee of The Empire Creditor Trust from December 2001 to

Present Principal Occupation,
Name, Age and Business Address	Five Year Employment History and Directorships
December 2005; Chapter 11 Trustee of ATM Online, Inc. from May 2005 to November 2005; member of the Board of Directors and Chairman of the Audit Committee of Alenco Holding Corporation from April 2001 to May 2004; Vice President and Chief Restructuring Officer of Consolidated Roofing & Waterproofing, Inc, from January 2002 to June 2002; and Vice President and Chief Restructuring Officer of Consolidated Equipment Companies, Inc. and Subsidiaries from May 2001 to November 2001. Consolidated Roofing & Waterproofing, Inc. filed a Chapter 11 bankruptcy petition on March 8, 2002, and Consolidated Equipment Companies, Inc. and Subsidiaries filed Chapter 11 bankruptcy petitions on June 8, 2001, in each case while Mr. Turoff served as Vice President and Chief Restructuring Officer. Additionally, Mr. Turoff managed the Chapter 11 bankruptcy reorganization of Bonanza International Corporation from 1984 to 1985 and was a member of senior management of Braniff Airways, Incorporated during its reorganization from 1981 to 1984. Prior to that, from 1970 to 1981, Mr. Turoff worked in public accounting at Arthur Young & Company. Mr. Turoff is a certified public accountant and is a member of the American Bankruptcy Institute, Turnaround Management Association, American Institute of CPAs and the Dallas Chapter of the Texas Society of CPAs. He received his B.B.A degree in Accounting from Hofstra University.
     The above-listed Nominees will not receive any compensation from the Highland Parties for their services as directors of Motient. The Highland Parties have agreed to reimburse the above-listed Nominees for certain potential liabilities and all expenses, including legal expenses, reasonably incurred by them in connection with this proxy solicitation and any related proceedings. Other than as stated herein, there are no arrangements or understandings between the Highland Parties and any of the above-listed Nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the above-listed Nominees to be named in this Proxy Statement and to serve as a director of Motient if elected as such at the Annual Meeting. Except as set forth in this Proxy Statement, none of the above-listed Nominees is a party adverse to Motient or any of its subsidiaries or has a material interest adverse to Motient or any of its subsidiaries in any material pending legal proceedings.
     Each of the above-listed Nominees has previously consented to serve as a director. The Highland Parties expect that the above-listed Nominees will be able to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominee(s). In addition, the Highland Parties reserve the right to nominate substitute persons if Motient makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the above-listed Nominees. In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees.
     YOU ARE URGED TO VOTE FOR THE ELECTION OF THE ABOVE-LISTED NOMINEES ON THE ENCLOSED GOLD PROXY CARD.
PROPOSAL NO. 7
REPEAL OF ADDITIONAL BYLAWS OR BYLAW AMENDMENTS
     The Highland Parties propose to repeal any amendments to Motient’s Amended and Restated Bylaws between May 1, 2002 (the last date of reported changes) and the date of the Annual Meeting.

The purpose of this proposal is to prevent the Motient Board from interfering with the implementation of the proposals being acted on by Motient’s stockholders pursuant to this proxy solicitation. Specifically, we propose that Motient’s stockholders approve and adopt the following resolution:
“RESOLVED, that any and all amendments made by the Board of Directors of Motient Corporation to the Amended and Restated Bylaws of Motient Corporation on or after May 1, 2002 be, and the same hereby are, repealed.”
     If you sign and return the GOLD proxy card and do not indicate any voting instruction on this proposal, we will vote the GOLD proxy card FOR this proposal.
PROPOSAL NO. 8
ORDER FOR VOTING ON HIGHLAND PARTIES’ PROPOSALS
     The Highland Parties propose that Motient’s stockholders approve and adopt the following resolution, which sets forth the order in which the Highland Parties’ proposals will be voted upon by Motient’s stockholders:
“RESOLVED, that each of the proposals of Highland Capital Management, L.P. and its affiliates shall be voted upon by the stockholders of Motient Corporation at the 2006 annual meeting of the stockholders in the following order:
1.	Proposal No. 8 (Order for Voting on Highland Parties’ Proposals);

2.	Proposal No. 7 (Repeal of Additional Bylaws or Bylaw Amendments);

3.	Proposal No. 5 (Amendment to Bylaws to Change the Number of Directors on the Motient Board to Eight); and

4.	Proposal No. 6 (Election of Additional Directors).”
     If you sign and return the GOLD proxy card and do not indicate any voting instruction on this proposal, we will vote the GOLD proxy card FOR this proposal.
BACKGROUND TO THE SOLICITATION AND LEGAL PROCEEDINGS
     Highland is a registered investment adviser specializing in stressed/distressed investments where there is an opportunity to work constructively with management for significant long-term value enhancement. Highland currently has over $25.0 billion under management in leveraged loans, high yield bonds, equities, structured products and other credit-sensitive assets. Highland’s clients include institutions, pension plans, foundations and endowments. The Highland Parties have been long term investors in Motient and began acquiring shares of Motient stock in December 1998, prior to Motient’s emergence from bankruptcy in 2002. The Highland Parties beneficially own 9,024,326 shares, representing approximately 14.3% of Motient’s issued and outstanding common stock.
     The shares of Motient common stock were acquired by the Highland Parties initially for investment purposes based on the belief that there was significant potential for increased value to the stockholders. Mr. Dondero, the president of Highland, became a director of Motient in July 2002.
     In Motient’s letter to stockholders dated June 15, 2006, Motient made a blanket statement regarding Mr. Dondero’s role as a director with respect to certain Motient actions, which statement the Highland Parties view as misleading. Throughout the past two years, Mr. Dondero has experienced escalating levels of skepticism as he saw close relationships between members of the Motient Board and outside parties such as CTA and Tejas develop into the questionable related party transactions described above in “Reasons for the Solicitation.” The basis for Mr. Dondero’s skepticism includes these relationships, what he believes constituted excessive fees paid to CTA and Tejas and a non-competitive bidding process with respect to Motient’s engagement of Tejas as placement agent in certain PIPE transactions.
     During Mr. Dondero’s tenure as a director, Motient engaged in a number of transactions, many of which the Highland Parties now question. Such transactions include, but are not limited to, the contemplated disposal of certain businesses, the engagement of CTA as Motient’s chief restructuring entity, the payment of certain fees to entities controlled by Gary Singer, certain engagements of Tejas as Motient’s placement agent, investments in MSV, and the decision to implement a management structure that did not include a titled chief executive officer or chief financial officer. Based on the information available to him at the time, Mr. Dondero did not vote in opposition to these actions when they came before the Motient Board, as his belief that Motient was being mismanaged developed gradually. Rather, Mr. Dondero abstained from voting in instances with respect to which he disagreed only after:
•	attempting to persuade the Motient Board to engage in rights offerings rather than in PIPE transactions, which rights offering would have enabled all stockholders to participate;

•	receiving the agreement of Gary Singer that the amount of fees payable by Motient relating to the applicable transaction would be reduced following renegotiation;

•	obtaining representations from Mr. Abbruzzese that he was only performing services for, and receiving compensation from, Motient (see description above in “Reasons for the Solicitation” with respect to options granted by Tejas Incorporated to Mr. Abbruzzese in November 2004, which grant supports Mr. Dondero’s suspicions regarding compensation to Mr. Abbruzzese);

•	considering his fiduciary duties as an investment adviser in his decision to participate in every Motient equity offering to date and thereby not allowing the dilution of his clients’ proportionate ownership of Motient;

•	encouraging members of the Motient Board to consider whether transaction fees were market level by delivering examples of market level fees to the other members of the Motient Board;

•	encouraging the Motient Board to engage in a robust, competitive bidding process; and/or

•	encouraging the Motient Board to obtain a unanimous vote on major transactions.
     Shortly after the completion of the merger between CTA and Tejas in July 2005 (and the related payment to Mr. Abbruzzese of $30.0 million in Tejas common stock discussed above in “Reasons for the Solicitation”), Mr. Dondero came to believe that certain members of Motient management and the Motient Board (other than Mr. Dondero) had engaged (and were continuing to engage) in inappropriate related party transactions, were not taking actions that were in the best interest of the stockholders and were not seeking to maximize stockholder value. The facts supporting these beliefs are discussed above in “Reasons for the Solicitation — Motient’s History of Related Party Transactions and Conflicts of Interest — Relationships Involving CTA and Tejas.” The nature of these beliefs caused Mr. Dondero to question the manner in which Motient was being managed, along with certain prior transactions with respect to which he had not voted in opposition. Based on these beliefs, Mr. Dondero began expressing his concerns to the other members of the Motient Board and taking the actions described in the following chronology of events leading up to this proxy solicitation:
•	Mr. Dondero, the President of Highland, became a director of Motient in July 2002.

•	In 2004, Motient began raising capital through the sale of securities pursuant to various private placement transactions including “private investment in public equity,” or “PIPE,” transactions. Despite Tejas’ limited investment banking experience, it does not appear that Motient has disclosed that it went through a competitive bidding process with respect to its engagement of Tejas as placement agent in these transactions. Issues with respect to Tejas and its relationship with Motient are discussed above in “Reasons for the Solicitation – Motient’s History of Related Party Transactions and Conflicts of Interest – Relationships Involving CTA and Tejas.”

•	In April 2005, pursuant to a private placement, Motient issued shares of Series A Preferred. Certain of the Highland Parties (i.e., Crusader, HEFF, Highland and HCMS (collectively, the “Highland Preferred Purchasers”)), purchased shares of the Series A Preferred from Motient for an aggregate consideration of approximately $90.0 million. As structured, the Series A Preferred was non-voting. However, at the time of issuance of the Series A Preferred, Motient’s Restated Certificate of Incorporation provided that Motient “shall not issue any class of non-voting stock.”

•	On July 29, 2005, Motient filed a purported Certificate of Correction to the Certificate of Designations with the Secretary of State of the State of Delaware, stating that the voting rights initially set forth “were inaccurately and defectively stated,” and attempted to correct the Certificate of Designations by giving the holders of Series A Preferred the right to elect two directors upon certain “Voting Rights Triggering Events.” The Highland Preferred Purchasers expressed their concerns regarding this unilateral change in their rights and when no action was taken sought legal action (which lawsuit is discussed below).

•	During 2005, Mr. Dondero raised concerns regarding the warrants, options and other payments awarded in connection with certain private placement transactions and requested that Motient’s audit committee investigate. Rather than addressing these concerns, the Motient Board sent Mr. Dondero a letter threatening to take certain unspecified actions and claiming that Mr. Dondero may have publicly disclosed material non-public information. Mr. Dondero informed both Motient and the Motient Board that he had not disclosed any material non-public information and encouraged the Motient Board to focus on improving Motient’s value for its stockholders.

•	Because of its continuing concerns regarding corporate mismanagement, on August 16, 2005, Legacy filed a derivative action in the Court of Chancery of the State of Delaware in and for New Castle County (the “Delaware Derivative Action”) against Motient, certain consultants to Motient, affiliates of Tejas, Mr. Gary Singer, and the following officers and directors of Motient: Messrs. Steven Singer; Kittner; Downie; Aquino; Abbruzzese; Williamson; Steele; and Goldsmith (collectively, the “Derivative Defendants”). The suit addresses past dealings between and among the Derivative Defendants and alleges, among other things, that the Derivative Defendants have breached various fiduciary duties to Motient, including the duties of care, loyalty, utmost good faith and fair dealing, accountability and disclosure. As discussed below, on March 17, 2006, the Delaware Court of Chancery issued an order dismissing the Delaware Derivative Action based on the pleadings.

•	Also on August 16, 2005, the Highland Preferred Purchasers filed a petition in the 101st Judicial District Court of Dallas County, Texas against Motient seeking the rescission of the sale of Series A Preferred. The petition alleges that Motient made material misrepresentations and omitted material facts in connection with the issuance and sale of the Series A Preferred. Specifically, the Highland Preferred Purchasers allege that Motient: (i) violated the Texas Securities Act and Business and Commerce Code by making false statements and misleading omissions of material fact concerning the Series A Preferred; and (ii) engaged in actions constituting negligent misrepresentation and common law fraud. This lawsuit remains pending. A hearing regarding Motient’s motion for summary judgment is set for June 21, 2006.

•	After the Delaware Derivative Action was filed, at a meeting of the Motient Board on August 16, 2005, such board approved the creation of an Executive Committee (the “Executive Committee”), which committee structure effectively excluded Mr. Dondero from participation in most Motient Board decisions. Nevertheless, this Executive

Committee included certain individuals we believe had conflicts of interest in the disputed transactions described in the Delaware Derivative Action.

•	On September 22, 2005, even in the face of the foregoing disputes, Motient announced that it had executed a non-binding letter of intent to consolidate ownership of MSV and TerreStar within Motient in a roll-up transaction. Details and concerns related to this proposed transaction are discussed above in “Reasons for the Solicitation – Motient’s History of What We Believe to Be Mismanagement, Lack of Vision and Questionable Decisions – Prior Proposed Roll-Up Transaction.”

•	On September 27, 2005, in an attempt to clean up the issues relating to the purported correction of the Series A Preferred terms, Motient commenced an offer to exchange (the “Exchange Offer”) each share of the Series A Preferred for shares of Series B Cumulative Convertible Preferred Stock of Motient (the “Series B Preferred”). Motient stated that the purpose of the Exchange Offer was to: (i) permit Motient to provide an effective registration statement covering the resale of shares of common stock issuable upon conversion of the preferred stock; and (ii) eliminate any confusion over the voting rights and validity of the Series A Preferred. The Series B Preferred, as proposed, is substantially similar to the Series A Preferred, except with respect to voting rights. The Highland Parties, alleging that the Series A Preferred is void, became extremely concerned by, among other things, the statements by Motient that this would provide an “effective registration statement” and would “eliminate any confusion,” and sought for ways to protect Motient stockholders from what they thought were misleading statements and coercion relating to the Exchange Offer.

•	On September 29, 2005, Highland sent a letter to the Chief Operating Officer of Motient expressing its concern regarding certain matters related to the proposed roll-up transaction, including in particular the valuation issues discussed above in “Reasons for the Solicitation – Motient’s History of What We Believe to Be Mismanagement, Lack of Vision and Questionable Decisions – Prior Proposed Roll-Up Transaction.”

•	On October 3, 2005, the Motient Board held a meeting on extremely short notice, and despite having no agenda, refused to address any issues raised by Highland’s letter of September 29, 2005 with respect to the proposed roll-up transaction. Instead, apparently in order to thwart Highland’s expressions of concern, a proposal was approved delegating to the Executive Committee the authority to run the business and affairs of Motient thereby excluding Mr. Dondero. Thus, Motient could continue to pursue the proposed roll-up transaction without involvement or input from Mr. Dondero.

•	On October 4, 2005, Mr. Dondero, as a member of the Motient Board, sent an e-mail to such board expressing his concern regarding certain actions taken by such board at its October 3, 2005 meeting. In particular, Mr. Dondero expressed concern about the broad delegation of authority to the Executive Committee and the procedural manner in which the meeting was called and conducted.

•	On October 6, 2005, representatives of the Highland Parties made a presentation to Motient’s Executive Committee regarding the proposed roll-up transaction. The Highland Parties and their representatives pointed out various valuation issues relating to the transaction and questioned both the motivation for the transaction and whether the transaction was fair to all of the stockholders of Motient.

•	On October 7, 2005, certain of the Highland Parties, on behalf of themselves and all similarly situated holders of the Series A Preferred, filed a class action lawsuit in the Court of Chancery of the State of Delaware in and for New Castle County to enjoin the Exchange Offer (the “Exchange Offer Litigation”). This action was brought against Motient and certain of its officers and directors, including: Messrs. Steven Singer; Kittner; Williamson; Steel; Goldsmith; and Ms. Jonelle St. John (the defendants collectively, the “Class Action Defendants”). The class action alleges, among other things, that the Class Action Defendants: (i) breached their fiduciary duties in connection with the Exchange

Offer by structuring the Exchange Offer so that it is coercive, by failing to disclose certain information and by disclosing misleading information related to the Exchange Offer; and (ii) made material misrepresentations and omissions in the disclosures associated with the Exchange Offer which make it impossible for the holders of the Series A Preferred to compare the value of the Series B Preferred to the value of their claims relating to the issuance of the Series A Preferred, which they are required to release as part of the exchange. The Exchange Offer Litigation remains pending.
•	On October 12, 2005, Motient amended the terms of the Exchange Offer, we believe in response to the allegations made in the Exchange Offer Litigation above.

•	On October 13, 2005, Mr. Dondero sent a letter to the Motient Board expressing his opinions and continued concerns with respect to certain behavior by the other members of the Motient Board and responding to various allegations leveled against him in a letter from Motient and press release issued on October 6, 2005.

•	On October 19, 2005, Motient filed a lawsuit against Mr. Dondero in the District Court of Dallas County, Texas. The complaint alleges that Mr. Dondero repeatedly breached his fiduciary duties as a director of Motient in order to advance his own personal interests. Mr. Dondero intends to vigorously defend against this lawsuit. The lawsuit remains pending.

•	On October 19, 2005, Motient filed a lawsuit against Mr. Dondero, Highland, Strand, PHY, CNN, Legacy, Crusader, PAMCO, HEFF, HSEF, and HCMS in the United States District Court for the Northern District of Texas. The complaint alleges that the defendants have made false and misleading statements and have solicited the replacement of Motient’s current board and management in violation of federal law. We intend to vigorously defend against this lawsuit. The lawsuit remains pending.

•	On October 21, 2005, Mr. Dondero sent another letter to the Motient Board requesting reimbursement for his fees and costs incurred in the Exchange Offer Litigation which resulted in the modifications to the Exchange Offer. Mr. Dondero also raised some additional issues with respect to the amended Exchange Offer documentation that he felt should be addressed so the holders of the Series A Preferred could make an informed decision regarding the amended Exchange Offer. Mr. Dondero indicated that, given the issues raised by certain omissions and misleading disclosures, coupled with a lack of complete information provided by Motient, Highland did not have enough information to make an informed decision with respect to, and would not be inclined to participate in, the amended Exchange Offer.

•	On October 26, 2005, Highland, on behalf of itself and the Highland Preferred Purchasers, sent a letter to Motient stating that such parties would not be exchanging their shares of the Series A Preferred for shares of the Series B Preferred pursuant to the amended Exchange Offer.

•	On October 27, 2005, Mr. Dondero sent a letter to the Motient Board acknowledging the Motient Board’s refusal to provide him with requested materials prior to a meeting of such board and stating that his attempts at discussions with other members of such board at the meeting were ignored.

•	By letter dated October 27, 2005, Motient advised Mr. Dondero that it was in receipt of his letter dated October 26, 2005, but did not respond to the substance of the letter. No further revisions to the Exchange Offer documents were publicly disclosed prior to the expiration date of the Exchange Offer.

•	On October 27, 2005, Motient announced that it had completed the amended Exchange Offer.

•	On November 11, 2005, in accordance with Delaware law, Mr. Dondero sent a letter to Motient requesting access to certain books, records and documents in connection with his continued concerns regarding certain behavior by other members of the Motient Board. Subsequent thereto, Mr. Dondero received a letter from attorneys for Motient questioning his motives for requesting this information as a Board member.

•	On November 15, 2005, Highland sent a letter to the Motient Board expressing its concerns as a result of its review and analysis of a Registration Statement on Form S-1 filed by Tejas Incorporated on October 17, 2005, and regarding significant conflicts of interest that Highland believed had existed and continued to exist with respect to Motient’s interaction with certain entities and individuals. See “Reasons for the Solicitation – Motient’s History of Related Party Transactions and Conflicts of Interest – Relationships Involving CTA and Tejas.”

•	On December 8, 2005, Mr. Dondero sent a letter to the Motient Board posing certain questions to the Audit Committee with respect to concerns he had previously expressed to such board, the independence of the Audit Committee’s counsel and the circumstances surrounding certain other transactions.

•	On January 27, 2006, Mr. Dondero sent a letter to the Motient Board posing certain questions with respect to concerns he had regarding recent filings made by Motient and the lack of information surrounding certain transactions.

•	On February 2, 2006, Motient issued a press release announcing that it was abandoning the proposed roll-up transaction, stating that “while the goals of the previously announced transactions remain in the best interest of Motient’s shareholders, the structure previously announced for accomplishing these goals will likely need to be modified.”

•	On February 14, 2006, Highland issued a press release announcing that it intended to nominate a slate of new directors for election to the Motient Board. On the same day, Mr. Dondero sent a letter to the Motient Board announcing his resignation as a director of Motient, effective immediately.

•	On February 15, 2006, in accordance with Delaware law, Legacy sent a letter to Motient requesting access to Motient’s stockholder list and other related books, records and documents.

•	On February 23, 2006, Highland issued a press release announcing names and certain background information with respect to five of the Highland Parties’ proposed director nominees for election to the Motient Board.

•	On March 16, 2006, Highland sent a letter to the stockholders of Motient providing background information on the reasons why a management change is essential to the future of Motient.

•	On March 17, 2006, the Delaware Court of Chancery issued an order dismissing the Delaware Derivative Action based on the pleadings.

•	On April 12, 2006, in accordance with Delaware law, HSEF sent a letter to Motient requesting access to certain books, records and documents.

•	On April 20, 2006, counsel to Motient sent a letter to HSEF declining to comply with HSEF’s request to Motient for access to certain books, records and documents.

•	On April 24, 2006, HSEF filed a complaint in the Delaware Court of Chancery against Motient to enforce its legal rights under Section 220 of the Delaware General Corporation Law in connection with its April 12, 2006 request to Motient for access to certain books, records and documents. The case was tried on June 1, 2006, but no decision has been rendered by the Court.

•	On April 27, 2006, current Motient directors C. Gerald Goldsmith, Gerald Kittner, Steven Singer, Jonelle St. John and Barry Williamson decided not to stand for reelection at the Annual Meeting.

•	On April 29, 2006, the Motient Board elected David Andonian to serve as a director of Motient and announced that Mr. Andonian had not been elected to sit on any committee of the Motient Board.

•	On May 3, 2006, Motient announced its candidates for election at the Annual Meeting, chosen by the nominating committee of Motient’s Board. The slate chosen by the nominating committee consists of Raymond Steele, David Meltzer, Jacques Leduc, David Grain and David Andonian, all of whom are current Motient Board members, as well as Robert Brumley, the current President and Chief Executive Officer of TerreStar.

•	On May 8, 2006, Motient announced that it had entered into definitive agreements with SkyTerra to consolidate the ownership and control of MSV and its general partner, MGP, under SkyTerra, and to increase Motient’s ownership of TerreStar.
INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION
     The participants in this solicitation include the following: Highland; HCMS; Crusader; Crusader Fund GP; Crusader GP; HEFF; HEFF Fund GP; HEFF GP; Legacy; HSEF; HSEF Fund GP; HSEF GP; PAMCO; PHY; CNN; Strand; Mr. Dondero; and Highland Nominees which include Messrs. Sekulow, Van Valkenburg, Maynard, Overstreet, Turoff, Ray, Ginsberg and Chura.
     Highland is a Delaware limited partnership and a registered investment adviser principally engaged in the business of acting as investment adviser to various entities, including, among others, Crusader, Legacy, PAMCO, PHY, and CNN. Pursuant to management agreements, Highland exercises all voting and dispositive power with respect to securities, including Motient securities, held by Crusader, HEFF, Legacy, HSEF, and PAMCO. Strand is a Delaware corporation principally engaged in the business of serving as the general partner of Highland. Strand is wholly owned by Mr. Dondero. Mr. Dondero is a citizen of the United States principally engaged in the business of serving as the President and a director of Strand. Mr. Dondero was a director of Motient. Mr. Dondero resigned as a director of Motient, effective as of February 14, 2006. Mr. Dondero received aggregate director compensation during Motient’s fiscal 2005 and 2006 consisting of approximately $55,250 in cash, 10,000 Non-Qualified Stock Options at an exercise price of $28.70 per share and 10,000 shares of common stock.
     HCMS is a Delaware corporation principally engaged in the business of purchasing, holding and selling securities for investment purposes.
     Crusader is a Bermuda exempted limited partnership principally engaged in the business of purchasing, holding and selling securities for investment purposes. Crusader Fund GP is a Delaware limited partnership principally engaged in the business of serving as the general partner of Crusader. Crusader GP is a Delaware limited liability company principally engaged in the business of serving as the general partner of Crusader Fund GP. Crusader GP is wholly owned by Highland.
     HEFF is a Delaware limited partnership principally engaged in the business of purchasing, holding and selling securities for investment purposes. HEFF Fund GP is a Delaware limited partnership principally engaged in the business of serving as the general partner of HEFF. HEFF GP is a Delaware limited liability company principally engaged in the business of serving as the general partner of HEFF Fund GP. HEFF GP is wholly owned by Highland.
     Legacy is a Cayman Islands exempted limited liability company principally engaged in the business of purchasing, holding and selling securities for investment purposes.
     HSEF is a Delaware limited partnership principally engaged in the business of purchasing, holding and selling securities for investment purposes. HSEF Fund GP is a Delaware limited partnership principally engaged in the business of serving as the general partner of HSEF. HSEF GP is a Delaware limited liability company principally engaged in the business of serving as the general partner of HSEF Fund GP. HSEF GP is wholly owned by Highland.

     PAMCO is a Cayman Islands exempted limited liability company principally engaged in the business of purchasing, holding and selling securities for investment purposes.
     PHY is a Maryland corporation and closed-end mutual fund registered under the Investment Company Act of 1940 principally engaged in the business of purchasing, holding and selling securities for investment purposes.
     CNN is a Maryland corporation and closed-end mutual fund registered under the Investment Company Act of 1940 principally engaged in the business of purchasing, holding and selling securities for investment purposes.
     The business address of Highland, Strand, Mr. Dondero, PHY, CNN, Crusader, HEFF, HSEF and HCMS is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. The business address of Legacy and PAMCO is P.O. Box 1093 GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands. The business address of Crusader Fund GP, Crusader GP, HEFF Fund GP, HEFF GP, HSEF Fund GP, and HSEF GP is c/o Highland Capital Management, L.P., Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. The business addresses of Messrs. Sekulow, Van Valkenburg, Maynard, Overstreet, Turoff, Ray, Ginsberg and Chura are set forth above in “Proposal No. 1 – Election of Directors” and “Proposal No. 6 – “Election of Additional Directors.”
     Certain of the participants in this solicitation hold direct or indirect interests in Motient as follows: PHY owns 1,155,224 shares of common stock; CNN owns 111,940 shares of common stock; Legacy owns 223,880 shares of common stock; PAMCO owns 223,880 shares of common stock; HSEF owns 119,283 shares of common stock (including 10,939 shares that may be acquired upon exercise of outstanding warrants); HEFF owns 1,518,779 shares of common stock (including 164,089 shares that may be acquired upon exercise of outstanding warrants and 54,545 shares that may be acquired upon conversion of outstanding preferred stock); HCMS owns 182,748 shares of common stock (all of which may be acquired upon conversion of outstanding preferred stock); Crusader owns 5,352,497 shares of common stock (including 912,514 shares that may be acquired upon exercise of outstanding warrants and 2,345,694 shares that may be acquired upon conversion of outstanding preferred stock); Highland owns 117,281 shares of common stock (all of which may be acquired upon conversion of outstanding preferred stock); and Mr. Dondero owns 18,814 shares of common stock. Highland and Strand (which serves as the general partner of Highland) may be deemed to beneficially own 8,822,764 shares of common stock. Mr. Dondero, who serves as the sole director of Strand, may be deemed to beneficially own 9,024,326 shares of common stock. Crusader Fund GP (which serves as the general partner of Crusader) and Crusader GP (which serves as the general partner of Crusader Fund GP) may be deemed to beneficially own 5,352,497 shares of common stock (including 912,514 shares that may be acquired upon exercise of outstanding warrants and 2,345,694 shares that may be acquired upon conversion of outstanding preferred stock). HEFF Fund GP (which serves as the general partner of HEFF) and HEFF GP (which serves as the general partner of HEFF Fund GP) may be deemed to beneficially own 1,518,779 shares of common stock (including 164,089 shares that may be acquired upon exercise of outstanding warrants and 54,545 shares that may be acquired upon conversion of outstanding preferred stock). HSEF Fund GP (which serves as the general partner of HSEF) and HSEF GP (which serves as the general partner of HSEF Fund GP) may be deemed to beneficially own 119,283 shares of common stock (including 10,939 shares that may be acquired upon exercise of outstanding warrants).
     Mr. Chura is an employee, officer, and/or director of one or more of the Highland Parties. Mr. Chura may participate in soliciting proxies from security holders of Motient in this proxy solicitation. Mr. Chura does not beneficially own any interest in any securities of Motient and is not expected to receive any special compensation in connection with this solicitation.
     Except as otherwise disclosed in this proxy statement, Messrs. Sekulow, Van Valkenburg, Maynard, Overstreet, Turoff, Ray, Ginsberg and Chura have no direct or indirect interests, by security holdings or otherwise, required to be disclosed in this proxy statement, except each such person’s interest in being nominated and elected as a director of Motient.
     The Highland Parties and the Nominees and certain of their respective affiliates may each be deemed to be a member of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), which group beneficially owns 9,024,326 shares of common stock (including shares that may be acquired upon exercise of outstanding warrants and shares that may be acquired upon conversion of outstanding preferred stock), representing approximately 14.3% of the shares of common stock outstanding as of the date hereof. However, neither this filing nor anything contained herein shall be construed as an admission that any Highland Party or any Nominee is, for any purpose, the beneficial owner of any securities covered by this filing, except as otherwise provided herein.
     For information regarding purchases and sales of securities of Motient during the past two years by the Highland Parties and the Nominees, see Schedule I.
     On July 12, 2004, Highland, Strand, Mr. Dondero, PHY, CNN, Legacy, Crusader, PAMCO, HEFF and Highland Equity Fund, L.P., entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with regard to the common stock of Motient. On April 19, 2005, Highland, Strand, Mr. Dondero, PHY, CNN, Legacy, Crusader, PAMCO, HEFF, HSEF and HCMS entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with regard to the common stock of Motient.
     Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of Motient; (iii) no participant in this solicitation owns any securities of Motient which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of Motient during the past two years; (v) no participant in this solicitation is, or within the past year was, a party to any contract, arrangement or understanding with any person with respect to any securities of Motient, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vi) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of Motient; (vii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Motient; (viii) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of Motient’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Motient or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (ix) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by Motient or its affiliates, or with respect to any future transactions to which Motient or any of its affiliates will or may be a party; and (x) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.
VOTING AND PROXY PROCEDURES
     Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote. Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date. Based on publicly available information, the Highland Parties believe that the only outstanding class of securities of Motient entitled to vote at the Annual Meeting is the Shares.
     Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Motient Board (including the election of the additional Nominees pursuant to Proposal No. 6 if Proposal No. 5 is adopted), AGAINST Proposal Nos. 2-3 described in this Proxy Statement, ABSTAIN on Proposal No. 4 described in this Proxy Statement and FOR Proposal Nos. 5-8 described in this Proxy Statement, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.
     We are asking you to elect our Nominees, to reject Proposal Nos. 2-3 described in this Proxy Statement and to adopt Proposal Nos. 5-8 described in this Proxy Statement. The enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to Motient’s nominees. You can only vote for Motient’s nominees by signing and returning a proxy card provided by Motient. Stockholders should refer to Motient’s proxy statement for the names, backgrounds, qualifications and other information concerning Motient’s nominees. The participants in this solicitation intend to vote all of their Shares in favor of the Nominees, against Proposal Nos. 2-3 described in this Proxy Statement, abstain on Proposal No. 4 described in this Proxy Statement and for Proposal Nos. 5-8 described in this Proxy Statement and will not vote their Shares in favor of any of Motient’s nominees.
     With respect to general voting matters, according to Motient’s Proxy Statement:

•	as of June 6, 2006, 63,249,639 shares of common stock of Motient were outstanding and entitled to vote;

•	all stockholders as of the Record Date, or their duly appointed proxies, may attend the Annual Meeting;

•	cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting;

•	Motient will appoint an inspector of election in the manner provided for by the law of Delaware who will count the votes and act as the inspector of election at the Annual Meeting;

•	the Shares on your proxy card(s) represent all of your Shares of common stock that Motient’s stock transfer records indicate that you hold, and if you hold Shares through a broker or other nominee, you will receive a separate voting instruction card for those Shares; and

•	if your Shares are registered under different names or are in more than one account, you will receive more than one proxy card.
To ensure that all your Shares are voted, sign and return each GOLD proxy card you receive.
QUORUM
     In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies. The presence, in person or by proxy, of stockholders holding a majority of the votes eligible to be cast is necessary to constitute a quorum at the meeting. If a quorum is not present at the meeting, the holders of a majority of the common stock entitled to vote who are present or represented by proxy at the meeting have the power to adjourn the meeting from time to time without notice, other than an announcement at the meeting of the time and place of the adjourned meeting, until a quorum is present. At any such adjourned meeting at which a quorum is present, any business may be transacted that may have been transacted at the meeting.
VOTES REQUIRED FOR APPROVAL
     ELECTION OF DIRECTORS. A plurality of the total votes cast by holders of the Shares for the Nominees is required for the election of directors. If the stockholders do not adopt Proposal No. 5 described in this Proxy Statement (Amendment to Bylaws to Change the Number of Directors on the Motient Board to eight), the six nominees who receive the most votes will be elected (assuming a quorum is present). If the stockholders adopt Proposal No. 5, the eight nominees who receive the most votes will be elected (assuming a quorum is present). The election of our Nominees for the two newly-created directorships will not be effective unless Proposal No. 5 is adopted. A vote to “WITHHOLD” for any nominee for director will be counted for purposes of determining a quorum, but will have no other effect on the outcome of the vote on the election of directors.
     OTHER PROPOSALS. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote is required (i) to ratify Friedman LLP as Motient’s independent auditors, (ii) to approve the 2006 Motient Corporation Equity Incentive Plan, (iii) to amend Motient’s Amended and Restated Bylaws to change the number of directors on the Motient Board to eight, (iv) to repeal amendments to Motient’s Amended and Restated Bylaws made by the Motient Board prior to the Annual Meeting and (v) to provide for the order of voting on the Highland Parties’ proposals. The affirmative vote of the holders of the majority of the shares of outstanding common stock is required to amend the Company’s Restated Certificate of Incorporation.
ABSTENTIONS
     Abstentions are treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present at the meeting. Abstentions count as votes against the proposal in the tabulation of the votes cast on a proposal for purposes of determining whether a proposal has been approved.
BROKER NON-VOTES
     Brokers who hold shares in street name for customers are required to vote as the beneficial owners instruct. A “broker non-vote” occurs when a broker does not have discretionary voting power with respect to a proposal and has not received instructions from the beneficial owner. Brokers are not permitted to vote on non-discretionary items if they have not received instructions from the beneficial owners. Brokers are permitted to indicate a “broker non-vote” on non-discretionary items absent instructions from the beneficial owner. Broker non-votes are treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present at the meeting. Broker non-votes relating to a proposal are not counted as votes cast with respect to that proposal.
REVOCATION OF PROXIES
     Stockholders of Motient may revoke their proxies at any time by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation prior to the Annual Meeting. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Highland Parties in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to the Secretary of Motient at 300 Knightsbridge Parkway, Lincolnshire, Illinois 60069, or any other address provided by Motient. Although a revocation is effective if delivered to Motient, the Highland Parties request that either the original or photostatic copies of all revocations be mailed to the Highland Parties in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that the Highland Parties will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares. Additionally, MacKenzie Partners, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees, rejection of Proposal Nos. 2-3 described herein and adoption of Proposal Nos. 5-8 described herein.
     IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE MOTIENT BOARD, AGAINST PROPOSAL NOS. 2-3 DESCRIBED IN THIS PROXY STATEMENT OR FOR PROPOSAL NOS. 5-8 DESCRIBED IN THIS PROXY STATEMENT, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. EVEN IF YOU FAVOR ONE OR MORE OF PROPOSAL NOS. 2-3 OR YOU DO NOT FAVOR ONE OR MORE OF PROPOSAL NOS. 7 OR 8, YOU HAVE THE RIGHT TO VOTE FOR ANY OF PROPOSAL NOS. 2-3, OR AGAINST ANY OF PROPOSAL NOS. 7 OR 8, AS APPLICABLE, WHILE ALSO VOTING FOR THE ELECTION OF THE HIGHLAND PARTIES’ DIRECTOR NOMINEES. LIKEWISE, YOU HAVE THE RIGHT TO VOTE AGAINST PROPOSAL NO. 5 WHILE ALSO VOTING FOR SIX OF HIGHLAND’S EIGHT DIRECTOR NOMINEES.
SOLICITATION OF PROXIES
     The solicitation of proxies pursuant to this Proxy Statement is being made by the Highland Parties. Proxies may be solicited by mail, facsimile, telephone, telegraph, in person and by advertisements. In addition, the Highland Parties may solicit proxies via communications posted on an Internet website. Solicitations may be made, in the manner set forth in this Proxy Statement, by officers and employees of the Highland Parties, none of which will receive additional compensation for such solicitations.

     The Highland Parties have entered into an agreement with MacKenzie Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which MacKenzie Partners, Inc. will receive a fee not to exceed $                    , together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. MacKenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Highland Parties have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. The Highland Parties will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that MacKenzie Partners, Inc. will employ approximately ___ persons to solicit Motient’s stockholders for the Annual Meeting.
     The entire expense of soliciting proxies is being borne by the Highland Parties. Costs of this solicitation of proxies are currently estimated to be approximately $                    . The Highland Parties estimate that through the date hereof, its expenses in connection with this solicitation are approximately $                    . The purpose of the proposals in this Proxy Statement of the Highland Parties is to advance the interests of all Motient stockholders. Therefore, the Highland Parties believe that their expenses related to this proxy solicitation should be borne by Motient and they currently intend to seek reimbursement of such expenses from Motient whether or not this proxy solicitation is successful. Unless otherwise required by law, the Highland Parties do not currently intend to submit the question of reimbursement of the costs of this solicitation to a stockholder vote.
OTHER MATTERS AND ADDITIONAL INFORMATION
     The Highland Parties are unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Highland Parties are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.
     Motient’s proxy statement with respect to the Annual Meeting indicates that proposals of Motient’s stockholders intended to be presented at the Company’s 2007 annual meeting must be received by Motient no later than January 15, 2007 in order for them to be considered for inclusion in Motient’s proxy statement. Motient’s stockholders are hereby referred to Motient’s proxy statement in connection with the Annual Meeting for such information and for other information regarding procedures for submitting proposals with respect to Motient’s 2007 annual meeting.
     The Highland Parties have omitted from this Proxy Statement certain disclosure required by applicable law that is already included in Motient’s proxy statement. This disclosure includes, among other things, biographical information on Motient’s directors and executive officers, information concerning executive compensation and an analysis of cumulative total returns on an investment in Shares during the past five years. Stockholders should refer to Motient’s proxy statement in order to review this disclosure.
     See Schedule II for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the management of Motient.
     Except as otherwise disclosed herein, the information concerning Motient contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

HIGHLAND CAPITAL MANAGEMENT, L.P.

, 2006

SCHEDULE I
TRANSACTIONS IN SECURITIES OF MOTIENT
DURING THE PAST TWO YEARS

Name	Date	No. of Shares of Common Stock Acquired
HEFF	07/01/04	425,000
HSEF	07/01/04	50,000
Crusader	11/10/04	466,744
HEFF	11/10/04	875,145
HSEF	11/10/04	58,344

Name	Date	No. of Shares of Series A Preferred Acquired
HEFF	04/15/05	1,818
Crusader	04/15/05	78,182
HCMS	04/15/05	6,091
Highland	04/15/05	3,909

		No. of Warrants to Purchase Shares of
Name	Date	Common Stock Acquired
HEFF	07/01/04	63,750
HSEF	07/01/04	7,500
Crusader	11/10/04	116,686
HEFF	11/10/04	218,786
HSEF	11/10/04	14,586
HEFF	04/15/05	686
Crusader	04/15/05	29,492
HCMS	04/15/05	2,298
Highland	04/15/05	1,475

		No. of Shares of Restricted Stock Acquired
Name	Date	From Company Grant
Mr. Dondero	09/01/04	1,800

		No. of Shares of Common Stock Acquired
Name	Date	From Company Grant
Mr. Dondero	08/11/05	10,000

		No. of Options to Purchase Common Stock Acquired
Name	Date	From Company Grant
Mr. Dondero	12/13/04	10,000
Mr. Dondero	02/10/05	10,000
Mr. Dondero	02/28/05	10,000

Name	Date	No. of Options to Purchase Common Stock Surrendered
Mr. Dondero	02/10/05	10,000

Name	Date	No. of Shares of Common Stock Sold
Mr. Dondero	02/28/05	2,986

SCHEDULE II
THE FOLLOWING TABLE IS REPRINTED FROM THE
COMPANY’S PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION ON JUNE 15, 2006
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of April 20, 2006 (unless otherwise indicated), by:
•	each person known by us to be a beneficial owner of five percent (5%) or more of our common stock;

•	each current director, including each director who is a nominee for election as a director;

•	each executive officer named in the summary compensation table in Item 11 of this Annual Report; and

•	all current directors and executive officers as a group.
Except as otherwise indicated, each person listed in the table has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws, where applicable.

		Percentage of Shares
Beneficial Owner (1)	Shares Beneficially Owned	Beneficially Owned (2)
Executive Officers and Directors:
Christopher W. Downie (3)	138,827	*
Dennis W. Matheson (4)	72,664	*
Deborah L. Peterson (5)	22,666	*
Richard V. Crawford (6)	6,000	*
Robert L. Macklin (7)	45,041	*
Myrna Newman (8)	27,666	*
Steven G. Singer (9)	40,528	*
C. Gerald Goldsmith (10)	20,000	*
David Andonian	0	*
Robert Brumley	0	*
David Grain	17,500	*
Gerald S. Kittner (11)	26,479	*
Jacques Leduc	0	*
David Meltzer	0	*
Raymond L. Steele (12)	15,300	*
Jonelle St. John (13)	26,114	*
Barry A. Williamson (14)	35,000	*
All current directors and executive officers as a group (17 persons)	498,785	*
Other 5% stockholders:
Funds Affiliated with Highland Capital (“Highland”) (15)	9,024,326	14.3%
Funds Affiliated with Tudor Investment Corp. (“Tudor”) (16)	4,378,944	6.9%
George W. Haywood (17)	5,069,586	8.0%
JGD Management Corp. (18)	4,758,380	7.5%
Dr. Rajendra Singh (19)	4,792,502	7.6%
Funds Affiliated with Harbinger Capital Partners (“Harbinger”) (20)	4,822,822	7.6%
Funds Affiliated with Phoenix Partners (“Phoenix”) (21)	2,897,684	4.6%
Gilder, Gagnon, Howe & Co. LLC (22)	3,668,319	5.8%

*	Less than 1% of the outstanding shares

(1)	Unless otherwise indicated, the address of the directors and executive officers is in the care of Motient Corporation, 300 Knightsbridge Parkway, 4th Floor, Lincolnshire, Illinois 60069.

(2)	Percentage of ownership is based on 63,249,513 shares of common stock outstanding on April 21, 2006. The information regarding beneficial ownership of our common stock has been presented in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of common stock includes any shares as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option or other right. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting or investment power within 60 days.

(3)	Includes 37,827 shares issuable upon exercise of stock options, 100,000 shares issuable on the exercise of a warrant.

(4)	Includes 72,664 shares issuable upon exercise of stock options.

(5)	Includes 22,666 shares issuable upon exercise of stock options.

(6)	Includes 6,000 shares issuable upon exercise of stock options.

(7)	Includes 40,833 shares issuable upon exercise of stock options.

(8)	Includes 27,666 shares issuable upon exercise of stock options.

(9)	Includes 20,000 shares issuable upon exercise of stock options.

(10)	Includes 10,000 shares issuable upon exercise of stock options.

(11)	Includes 10,000 shares issuable upon exercise of stock options.

(12)	Includes 10,000 shares issuable upon exercise of stock options.

(13)	Includes 10,000 shares issuable upon exercise of stock options.

(14)	Includes 10,000 shares issuable upon exercise of stock options.

(15)	Pursuant to a Schedule 13D/A dated April 12, 2006 filed with the Securities and Exchange Commission, Highland reported that as of April 12, 2006 it and certain related entities had sole voting and dispositive power over 9,024,326 shares of common stock and that its address is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. This amount includes warrants for the purchase of 825,000 shares of common stock and 2,700,268 shares of common stock that may be acquired upon the conversion of preferred stock.

(16)	Pursuant to a Schedule 13G/A dated February 14, 2005 filed with the Securities and Exchange Commission, Tudor Investment Corporation reported it had shared voting and dispositive power over 4,378,944 shares of common stock through Tudor Proprietary Trading, L.L.C., The Altar Rock Fund, L.P., The Raptor Global Portfolio, Ltd., and The Tudor BVI Global Portfolio Ltd. Because Tudor Investment Corporation is the sole general partner of Altar Rock and provides investment advisory services to Raptor Portfolio and BVI Portfolio, Tudor Investment Corporation may be deemed beneficially to own the shares of Common Stock owned by each. Tudor Investment Corporation expressly disclaims such beneficial ownership. In addition, because Paul Tudor Jones is the controlling shareholder of Tudor Investment Corporation and the indirect controlling equity holder of Tudor Proprietary Trading, Mr. Jones may be deemed beneficially to own the shares of Common Stock deemed beneficially owned by Tudor Investment Corporation and Tudor Proprietary Trading. Mr. Jones expressly disclaims such beneficial ownership. The mailing address of Tudor Investment Corporation is 1275 King Street, Greenwich, CT 06831.

(17)	Pursuant to a Schedule 13G/A dated February 13, 2006 filed with the Securities and Exchange Commission, Mr. Haywood reported that as of February 13, 2006, he had sole voting and dispositive power over 4,975,086 shares of common stock (including 49,400 shares owned by Mr. Haywood’s children and 609,686 shares underlying warrants) and shared voting and dispositive power over 94,500 shares of common stock, and that his address is c/o Cronson & Vris, LLP, 380 Madison Avenue, 24th Floor, New York, New York, 10017. Does not include 130,000 shares owned by Mr. Haywood’s spouse and children. Includes 111,562 shares underlying vested warrants.

(18)	Pursuant to a Schedule 13G/A dated February 14, 2006 filed with the Securities and Exchange Commission, JGD Management Corp. reported that as of December 31, 2005 it had sole voting and dispositive power over 4,758,380 shares of common stock through (i) eight controlled entities: York Investment Limited, York Capital Management, L.P., York Select, L.P., York Select Unit Trust, York Credit Opportunities Fund, L.P., York Global Value Partners, L.P., York/Green Capital Partners, L.P. and York Enhanced Strategies Fund, LLC; and (ii) certain other funds and accounts (“Managed Accounts”) over which JGD Management Corp. has discretionary investment authority and its address is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York 10153. This amount includes warrants for the purchase of 785,629 shares of common stock and 303,297 shares of common stock that may be acquired upon the conversion of preferred stock.

(19)	Pursuant to a Schedule 13G/A dated February 9, 2006 filed with the Securities and Exchange Commission, Dr. Singh reported that as of January 13, 2006 he, his wife, and certain trusts for the benefit of his children had shared voting power over an aggregate of 4,792,502 shares and shared dispositive power over an aggregate of 4,792,502 shares, including an aggregate of 614,084 shares issuable upon exercise of warrants that may never vest, and that his address is c/o Telcom Ventures L.L.C., 201 N. Union Street, Suite 360, Alexandria, Virginia, 22314.

(20)	Pursuant to a Schedule 13G/A dated February 14, 2006 filed with the Securities and Exchange Commission, Harbinger Capital Partners reported that as of December 31, 2005 it and certain related entities had shared voting and dispositive power over 4,822,822 shares of common stock and that its address is c/o International Fund Services, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland.

(21)	Pursuant to a Schedule 13G/A dated February 9, 2006 filed with the Securities and Exchange Commission, Phoenix Partners reported that as of December 31, 2005 it and certain related entities had shared voting and dispositive power over 4,822,822 shares of common stock and that its address is 600 Fifth Avenue, 27th Floor, New York, New York 10020.

(22)	Pursuant to a Schedule 13G/A dated February 14, 2006 filed with the Securities and Exchange Commission, Gilder, Gagnon, Howe & Co. LLC reported that as of December 31, 2005 it had sole voting power over 72,597 shares and had shared dispositive power over 3,668,319 shares and that its 1775 Broadway, 26th Floor, New York, New York 10019. The shares reported include 3,337, 569 shares held in customer accounts over which partners and/or employees of the reporting person have discretionary authority to dispose of or direct the disposition of the shares, 258,153 shares held in accounts owned by the partners of the reporting person and their families, and 72,597 shares held in the account of the profit-sharing plan of the reporting person.

IMPORTANT
     Tell your Board what you think! Your vote is important. No matter how many Shares you own, please give the Highland Parties your proxy FOR the election of the Highland Parties’ Nominees, AGAINST the adoption of Proposal Nos. 2-3 described in this Proxy Statement and FOR the adoption of Proposal Nos. 5-8 described in this Proxy Statement by taking three steps:
•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).
     If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares. The Highland Parties urge you to confirm in writing your instructions to the Highland Parties in care of MacKenzie Partners, Inc. at the address provided below so that the Highland Parties will be aware of all instructions given and can attempt to ensure that such instructions are followed.
     In addition, if your shares are held in a bank or brokerage account, you may be able to vote by telephone or Internet. To determine if you are able to vote by telephone or Internet, please call MacKenzie Partners, Inc. at (212) 929-5500 (Call Collect) or toll-free (800) 322-2885.
     If you have any questions or require any additional information concerning this Proxy Statement, please contact MacKenzie Partners, Inc. at the address set forth below.
MACKENZIE PARTNERS, INC.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
TOLL-FREE (800) 322-2885
Fax: (212) 929-0308
E-MAIL: proxy@mackenziepartners.com

PRELIMINARY COPY; SUBJECT TO COMPLETION
DATED JUNE 16, 2006
MOTIENT CORPORATION
2006 ANNUAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE HIGHLAND PARTIES
THE BOARD OF DIRECTORS OF MOTIENT CORPORATION
IS NOT SOLICITING THIS PROXY
G O L D   P R O X Y
     The undersigned appoints                                           and                                         , and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Motient Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company to be held on July 12, 2006 or any adjournments or postponements thereof and at any meeting called in lieu thereof, on all matters coming before said meeting. Receipt of the proxy statement dated                      is acknowledged.
     The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in their discretion with respect to any other matters as may properly come before the Annual Meeting. Proxies are authorized to vote upon matters incident to the conduct of the meeting such as approval of one or more adjournments of the meeting for the purpose of obtaining additional stockholder votes.
     IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE HIGHLAND PARTIES. YOU MAY APPROVE OR VOTE SEPARATELY ON ANY OR ALL OF THE PROPOSALS, BUT PROPOSAL NO. 6 WILL NOT BE EFFECTIVE UNLESS PROPOSAL NO. 5 IS ADOPTED.
     This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting. Any Proxy may be revoked in writing at any time prior to the voting thereof.
IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY USING THE
ENCLOSED POSTAGE-PAID ENVELOPE!
CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒	PLEASE MARK VOTE AS IN THIS EXAMPLE

1.	ELECTION OF DIRECTORS:

	Nominees:	Eugene E. Sekulow	FOR	WITHHOLD AUTHORITY
		David R. Van Valkenburg	ALL	TO VOTE FOR ALL
		Charles Maynard	NOMINEES	NOMINEES
		John J. Ray, III	LISTED ON	☐
		Jeffrey E. Ginsberg	THE LEFT
		Niles K. Chura	☐

WITHHELD FOR (write the nominee’s name on the space provided below):

2.	PROPOSAL TO RATIFY APPOINTMENT OF FRIEDMAN LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006:

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.	PROPOSAL TO APPROVE THE 2006 MOTIENT CORPORATION EQUITY INCENTIVE PLAN:

FOR	AGAINST	ABSTAIN
☐	☐	☐

4.	PROPOSAL TO AMEND THE MOTIENT ARTICLES OF INCORPORATION TO REMOVE THE PROHIBITION ON THE ISSUANCE OF NON-VOTING STOCK:

FOR	AGAINST	ABSTAIN
☐	☐	☐

5.	PROPOSAL TO AMEND THE MOTIENT BYLAWS TO CHANGE THE NUMBER OF DIRECTORS ON THE MOTIENT BOARD TO EIGHT:

FOR	AGAINST	ABSTAIN
☐	☐	☐

6.	ELECTION OF ADDITIONAL DIRECTORS TO FILL VACANCIES FROM INCREASED BOARD SIZE:

	Nominees:	George A. Overstreet, Jr.	FOR	WITHHOLD AUTHORITY
		Steven S. Turoff	ALL	TO VOTE FOR ALL
			NOMINEES	NOMINEES
			LISTED ON	☐
THE LEFT
☐
WITHHELD FOR (write the nominee’s name on the space provided below):

7.	PROPOSAL TO REPEAL AMENDMENTS TO THE MOTIENT BYLAWS MADE BY THE MOTIENT BOARD PRIOR TO THE ANNUAL MEETING:

FOR	AGAINST	ABSTAIN
☐	☐	☐

8.	PROPOSAL TO PROVIDE FOR THE ORDER OF VOTING ON THE HIGHLAND PARTIES’ PROPOSALS:

FOR	AGAINST	ABSTAIN
☐	☐	☐

DATED:

(Signature)

(Signature, if held jointly)

(Title)
WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.